UNDERWRITING AGREEMENT

June 5, 2014

Sphere 3D Corporation
240 Matheson Blvd. East
Mississauga, Ontario L4Z 1X1

Attention: Peter Tassiopoulos, Chief Executive Officer

Dear Sir:

Cormark Securities Inc. (“Cormark”), Jacob Securities Inc. and Paradigm Capital Inc. (together with Cormark, the “Underwriters”) hereby agree to purchase, severally and not jointly, from Sphere 3D Corporation (the “Corporation”) (with the right to substitute purchasers which are approved by the Corporation as set forth herein), and the Corporation agrees to issue and sell to the Underwriters, 1,176,500 special warrants of the Corporation (the “Special Warrants”) at a price of $8.50 per Special Warrant (the “Offering Price”). Each Special Warrant will entitle the holder thereof to acquire, without additional payment, one unit of the Corporation (each, a “Unit”). Each Unit consists of one common share in the capital of the Corporation (a “Common Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant will entitle the holder thereof to acquire one additional Common Share (a “Warrant Share”) at a price of $11.50 at any time prior to 5:00 p.m. (Toronto time) on the date that is 24 months following the Closing Date (as defined herein). Each Special Warrant not previously exercised will be deemed to be automatically exercised on the earlier of (i) the third business day following the Qualification Date (as defined herein), and (ii) the Qualification Deadline (as defined herein). Notwithstanding the foregoing, if the Qualification Date has not occurred on or before July 31, 2014, each Special Warrant outstanding will, on exercise or deemed exercise, thereafter entitle the Subscriber to acquire an additional 0.05 of a Unit without further payment on the part of the Subscriber (the “Penalty”). The offering of the Special Warrants by the Corporation is hereinafter referred to as the “Offering”.

In addition, the Corporation hereby grants an option (the “Underwriters’ Option”) to the Underwriters entitling the Underwriters to acquire from the Corporation, on and subject to the terms contained herein, up to an additional 176,475 Special Warrants (the “Optioned Special Warrants”) at the Offering Price. If Cormark, on behalf of the Underwriters, elects to exercise such Underwriters’ Option, Cormark shall notify the Corporation in writing prior to the Time of Closing (as defined herein), which notice shall specify the number of Optioned Special Warrants to be purchased by the Underwriters at the Time of Closing. If Cormark exercises, on behalf of the Underwriters, the Underwriters’ Option, the Underwriters shall purchase severally and not jointly the number of Optioned Special Warrants specified in such notice on the same basis as the Special Warrants. If any Optioned Special Warrants are purchased, each Underwriter agrees, severally and not jointly, to purchase the percentage of such Optioned Special Warrants (subject to such adjustments to eliminate fractional Special Warrants as Cormark may determine) equal to the percentage set out opposite the name of such Underwriter in Section 16 of this Agreement. Unless otherwise specifically referenced or unless the context otherwise requires, all references to “Special Warrants” herein shall include the Optioned Special Warrants.

It is understood that the sale of the Special Warrants to the Purchasers (as defined herein) will take place only: (i) in each of the provinces of British Columbia, Alberta, Ontario and such other provinces and territories of Canada as may be agreed by Cormark and the Corporation (the “Canadian Offering Jurisdictions”); (ii) in the United States in transactions that are exempt from registration under the U.S. Securities Act (as defined herein) and applicable state securities laws; and (iii) in jurisdictions other than Canada and the United States as may be agreed to by the Corporation, acting reasonably, provided that the Corporation is not required to file a prospectus, registration statement or other disclosure document or become subject to continuing obligations in such other jurisdictions, in each case in accordance with the provisions of this Agreement (as defined herein) (collectively, the “Offering Jurisdictions”).

Interpretation

Unless expressly provided otherwise, where used in this Agreement or any schedule hereto, the following terms shall have the following meanings, respectively:

“Agreement” means the agreement resulting from the acceptance hereof by the Corporation;

“Applicable IP Laws” means all applicable federal, provincial, state and local laws and regulations applicable to Intellectual Property in Canada, the United States and the jurisdictions in which the Corporation has registered Intellectual Property;

“Applicable Securities Laws” means, collectively, the applicable securities laws of the Offering Jurisdictions, the regulations, rules, rulings and orders made thereunder, the applicable published policy statements issued by the Securities Commissions thereunder and the securities legislation and published policies of each other jurisdiction (including, without limitation, the United States) the securities laws of which are applicable to the sale of the Special Warrants on the terms and conditions set out in this Agreement;

“Board” means the board of directors of the Corporation;

“Business Day” means a day which is not a Saturday, Sunday, or civic or statutory holiday in the City of Toronto, Ontario or a day on which the principal chartered banks located in Toronto, Ontario are closed for business;

“Canadian Offering Jurisdictions” has the meaning ascribed thereto in the third paragraph of this Agreement;

“CIPO” means the Canadian Intellectual Property Office;

“Closing” means the completion of the issue and sale by the Corporation of the Special Warrants pursuant to this Agreement and the Subscription Agreements;

“Closing Date” means the date of the Closing, namely June 5, 2014, or such other date as the Underwriters and the Corporation may agree;

“Common Shares” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Continuing Underwriters” has the meaning ascribed thereto in Section 16;

“Cormark” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Corporation” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Corporation IP” means the Intellectual Property that has been developed by or for or is being developed by or for the Corporation and/or a Subsidiary or that is being used by the Corporation and/or a Subsidiary, other than Licensed IP;

“Disclosure Documents” means, collectively, all of the documentation which has been filed by or on behalf of the Corporation with the relevant securities regulatory authorities pursuant to the requirements of Applicable Securities Laws;

“Documents Incorporated by Reference” means all financial statements, management’s discussion and analysis of results of operations and financial condition, management proxy circulars, annual information forms, material change reports or other documents issued by the Corporation, whether before or after the date of this Agreement, that are required to be incorporated by reference under Applicable Securities Laws in Canada into the Preliminary Prospectus, the Final Prospectus and/or any Supplementary Material, as applicable;

“Environmental Laws” has the meaning ascribed thereto in subsection 6(ii);

“Environmental Permits” has the meaning ascribed thereto in subsection 6(jj);

“Exchange” means the TSX Venture Exchange;

“Exchange Letter” means the letter dated May 26, 2014 from the Exchange conditionally approving the Offering;

“Final Prospectus” means the (final) short form prospectus, including all of the Documents Incorporated by Reference, to be prepared by the Corporation after the Closing Date relating to the qualification for distribution of the Qualified Securities and for which a receipt will be issued by the Ontario Securities Commission, as principal regulator, on its own behalf and on behalf of each of the other Securities Commissions in the Canadian Offering Jurisdictions;

“Financial Statements” has the meaning ascribed thereto in subsection 6(h);

“Gross Proceeds” means the gross proceeds raised from the sale of the Special Warrants, including any Optioned Special Warrants;

“Hazardous Substances” has the meaning ascribed thereto in subsection 6(ii); “IFRS” means International Financial Reporting Standards;

“Indemnified Party” has the meaning ascribed thereto in Section 14;

“Intellectual Property” means all trade or brand names, business names, trademarks, service marks, copyrights, patents, patent rights, licenses, industrial designs, know-how (including trade secrets and other unpatented or unpatentable proprietary or confidential information, systems or procedures), computer software inventions, designs and other industrial or intellectual property of any kind or nature whatsoever;

“knowledge” means, as it pertains to the Corporation, the actual knowledge of the executive officers of the Corporation in office as at the date of this Agreement, together with the knowledge which they would have had if they had conducted a diligent inquiry into the relevant subject matter;

“Letter Agreement” means the letter agreement dated May 15, 2014 between the Corporation and Cormark;

“Licensed IP” means the Intellectual Property owned by any person other than the Corporation and the Subsidiaries and which the Corporation and/or a Subsidiary uses;

“material adverse change” or “material adverse effect” means any change or effect on the Corporation and the Subsidiaries or their respective businesses that is or is reasonably likely to be materially adverse to the results of operations, financial condition, assets, properties, capital, liabilities (contingent or otherwise), cash flow, income or business operations of the Corporation and the Subsidiaries and their respective businesses, taken as a whole on a consolidated basis, after giving effect to this Agreement and the transactions contemplated hereby or that is or is reasonably likely to be materially adverse to the completion of the transactions contemplated by this Agreement;

“Material Agreement” means any material indebtedness, note, indenture, mortgage, contract, agreement (written or oral), instrument, lease or other document to which the Corporation or a Subsidiary is a party or by which the Corporation, a Subsidiary or a material portion of the assets of the Corporation or a Subsidiary is bound;

“material fact” means a material fact for the purposes of Applicable Securities Laws or any of them or, where undefined under Applicable Securities Laws of a jurisdiction, means a fact that significantly affects, or would reasonably be expected to have a significant effect on, the market price or value of the Corporation’s securities;

 “Merger Agreement” means the agreement and plan of merger dated May 15, 2014 among Overland, the Corporation and S3D Acquisition Company;

“misrepresentation” means a misrepresentation for the purposes of Applicable Securities Laws or any of them or where undefined under Applicable Securities Laws of a jurisdiction means: (i) an untrue statement of a material fact; or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made;

“NI 45-102” means National Instrument 45-102 – Resale of Securities;

“NI 45-106” means National Instrument 45-106 – Prospectus and Registration Exemptions;

“NP 11-202” means National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions;

“OFAC” has the meaning ascribed thereto in subsection 6(iii);

“Offering” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Offering Jurisdictions” has the meaning ascribed thereto in the third paragraph of this Agreement;

“Offering Price” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Optioned Special Warrants” has the meaning ascribed thereto in the second paragraph of this Agreement;

“Overland” means Overland Storage, Inc.;

“Penalty” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Permits” has the meaning ascribed thereto in subsection 6(mm);

“person” includes any individual, corporation, limited partnership, general partnership, joint stock company or association, joint venture association, company, trust, bank, trust company, land trust, investment trust, society or other entity, organization, syndicate, whether incorporated or not, trustee, executor or other legal personal representative, and governments and agencies and political subdivisions thereof;

“Preliminary Prospectus” means the preliminary short form prospectus, including all of the Documents Incorporated by Reference, to be prepared by the Corporation after the Closing Date relating to the qualification for distribution of the Qualified Securities and for which a receipt will be issued by the Ontario Securities Commission, as principal regulator, on its own behalf and on behalf of each of the other Securities Commissions in the Canadian Offering Jurisdictions;

“Private Placement Exemption” means (i) the “accredited investor” exemption under Section 2.3 of NI 45-106, or (ii) the “minimum amount investment” exemption under Section 2.10 of NI 45-106;

“Prospectus” means, collectively, the Preliminary Prospectus, the Final Prospectus and any amendments thereto;

“Purchasers” means, collectively, those persons who are purchasing the Special Warrants as contemplated herein, including Substituted Purchasers and/or the Underwriters;

“Qualification Date” means the date on which a final receipt is issued by the Ontario Securities Commission, on behalf of the securities regulatory authorities in each of the Canadian Offering Jurisdictions, for the filing of the Final Prospectus;

“Qualification Deadline” means 4:59 p.m. (Toronto time) on the date that is four months and a day immediately following the Closing Date;

“Qualified Securities” means the Common Shares and Warrants issuable upon conversion of the Special Warrants, the Common Shares and Warrants issuable pursuant to the Penalty (as applicable) and, for greater certainty, any Common Shares and Warrants issuable upon conversion of Optioned Special Warrants;

“Refusing Underwriter” has the meaning ascribed thereto in Section 16;

“Registered Corporation IP” means all Corporation IP that is the subject of registration with a national intellectual property office (including, without limitation, the CIPO and the USPTO) for intellectual property or applications for such registration with a national Intellectual Property office;

“Regulation D” means Regulation D adopted by the U.S. Securities Exchange Commission under the U.S. Securities Act;

“Regulation S” means Regulation S adopted by the U.S. Securities Exchange Commission under the U.S. Securities Act;

“Relevant Proportions” has the meaning ascribed thereto in Section 16;

“Securities Commissions” means the applicable securities regulatory authorities in the Offering Jurisdictions;

“Special Warrant Indenture” means the warrant indenture between the Corporation and Equity Financial Trust Company dated June 5, 2014 in connection with the registration and issuance of the Special Warrants;

“Special Warrants” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Subscription Agreements” means, collectively, the subscription agreements in the forms agreed to between the Corporation and the Underwriters to be entered into between the Substituted Purchasers and the Corporation in respect of the Offering, as amended or supplemented;

“Subsidiaries” means, collectively, Sphere 3D Inc., V3 Systems Holdings, Inc., Frostcat Technologies Inc. and S3D Acquisition Company;

“Substituted Purchasers” has the meaning ascribed thereto in Section 1(a);

 “Supplementary Material” means, collectively, any amendment to the Preliminary Prospectus, the Final Prospectus, any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Corporation under Applicable Securities Laws in the Canadian Offering Jurisdictions relating to the distribution of the Qualified Securities thereunder;

“Taxes” has the meaning ascribed thereto in subsection 6(j);

“Time of Closing” means 10:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Corporation and the Underwriters may agree;

“Transfer Agent” means the registrar and transfer agent of the Corporation, namely TMX Equity Transfer Services Inc.;

“Underwriters” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Underwriters’ Option” has the meaning ascribed thereto in the second paragraph of this Agreement;

“Underwriting Fee” has the meaning ascribed thereto in subsection 2(a);

“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

“United States Purchaser” means a Purchaser who is in the United States or purchasing for the account or benefit of a person in the United States or a U.S. Person;

“U.S. Person” means a “U.S. person” as that term is defined in Rule 902(k) of Regulation S;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“USPTO” means the United States Patent and Trademark Office;

“Warrant Indenture” means the warrant indenture between the Corporation and Equity Financial Trust Company dated June 5, 2014 in connection with the registration and issuance of the Warrants;

“Warrant Shares” has the meaning ascribed to such term in the first paragraph of this Agreement; and

“Warrants” has the meaning ascribed to such term in the first paragraph of this Agreement.

The division of this Agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to sections, subsections, paragraphs and other subdivisions are to sections, subsections, paragraphs and other subdivisions of this Agreement. Unless otherwise expressly provided, all amounts expressed herein in terms of money refer to lawful currency of Canada and all payments to be made hereunder shall be made in such currency.

If any provision of this Agreement shall be adjudged by a competent authority to be invalid or for any reason unenforceable, such invalidity or unenforceability shall not affect the validity, enforceability or operation of any other provision herein.

The following are the schedules attached to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule “A” – United States Offers and Sales

Schedule “B” – List of Convertible Securities

Schedule “C” – Disclosure Statement

1.	Nature of Transaction

(a)

The Corporation understands that although the offer to purchase the Special Warrants is being made by the Underwriters as Purchaser, the Underwriters will endeavour to arrange for substituted purchasers (collectively, the “Substituted Purchasers”) for the Special Warrants in the Offering Jurisdictions, subject to acceptance by the Corporation, acting reasonably, of the Subscription Agreements. The Underwriters acknowledge that, subject to the conditions contained in Section 8 being satisfied and subject to the rights of the Underwriters contained in Section 11, the Underwriters are obligated to purchase or cause to be purchased all of the Special Warrants and that such obligation is not subject to the Underwriters being able to arrange for Substituted Purchasers.

(b)

Each Purchaser resident in Canada shall purchase the Special Warrants under a Private Placement Exemption. The Underwriters will notify the Corporation with respect to the identity of any Purchaser as soon as practicable and with a view to leaving sufficient time to allow the Corporation to secure compliance with all relevant regulatory requirements of the applicable Offering Jurisdictions relating to the sale of the Special Warrants. The Corporation undertakes to file or cause to be filed all forms or undertakings required to be filed by the Corporation and to pay all filing fees in connection with the purchase and sale of the Special Warrants so that the distribution of such securities may lawfully occur without the necessity of filing a prospectus or an offering memorandum in Canada or comparable document in any other jurisdiction. The Underwriters undertake to use commercially reasonable efforts to cause Purchasers to complete any forms required by Applicable Securities Laws if so required.

(c)

Any offer and sale of Special Warrants in the United States or for the account or benefit of any person in the United States or a U.S. Person shall be made pursuant to an exemption from the registration requirements of the U.S. Securities Act and any applicable state securities laws and in accordance with the terms and conditions set out in Schedule “A” to this Agreement. The Corporation and the Underwriters shall, and the Underwriters shall cause their respective U.S. broker-dealer affiliate through which sales of Special Warrants in the United States or for the account or benefit of a person in the United States or a U.S. Person are to be effected to, comply with the terms and conditions set out therein.

(d)

The Corporation understands and, subject to its prior agreement as to the particular Substituted Purchasers, acting reasonably, agrees that the Underwriters may arrange for Purchasers of the Special Warrants in jurisdictions other than Canada and the United States, on a private placement basis and pursuant to Rule 903 of Regulation S, provided that the sale of such Special Warrants does not contravene Applicable Securities Laws of the jurisdiction where the Purchaser is resident and provided that such sale does not trigger: (i) any obligation to prepare and file a prospectus, registration statement or similar disclosure document; or (ii) any registration, filing or other obligation on the part of the Corporation including, but not limited, to any continuing obligation in that jurisdiction.

(e)

If physical certificates representing the Special Warrants are issued and delivered to Purchasers at Closing, such certificates shall contain such restrictive legends as are set forth in the Subscription Agreements, as applicable.

2.	Underwriters’ Compensation

(a)

In consideration for the performance of its obligations hereunder, the Corporation shall, subject to the provisions of this Agreement, pay to the Underwriters an aggregate fee (the “Underwriting Fee”) equal to 6% of the Gross Proceeds.

(b)

The Underwriters may retain one or more registered securities brokers or investment dealers to act as selling agent in connection with the sale of the Special Warrants but the compensation payable to such selling agent shall be the sole responsibility of the Underwriters and only as permitted by and in compliance with all Applicable Securities Laws, upon the terms and conditions set forth in this Agreement, and the Underwriters will require each such selling agent to so agree.

3.	Covenants and Certification of the Underwriters

The Underwriters covenant, severally and not jointly, with the Corporation that they will:

(a)	conduct activities in connection with arranging for Purchasers of the Special Warrants in compliance with Applicable Securities Laws;

(b)	not deliver to any prospective Purchaser any document or material which constitutes an offering memorandum under Applicable Securities Laws;

(c)

not solicit offers to purchase or sell the Special Warrants so as to require registration thereof or filing of a prospectus with respect thereto (except for the filing of a notice or report of the solicitation or sale and the Prospectus) or, in the case of any jurisdiction other than the Canadian Offering Jurisdictions, any continuous disclosure obligations on the part of the Corporation;

(d)	obtain from each Substituted Purchaser an executed Subscription Agreement, together with all documentation as may be necessary in connection with subscriptions for the Special Warrants;

(e)

refrain from any form of general advertising or any form of general solicitation in connection with the Offering in: (A) printed media of general and regular circulation or any similar medium; (B) radio; (C) television; or (D) electronic media or conduct any seminar or meeting concerning the offer and sale of the Special Warrants whose attendees have been invited by any form of general solicitation or general advertising, and not make use of any green sheet or other internal marketing document without the written consent of the Corporation, such consent to be promptly considered and not to be unreasonably withheld or delayed; and

(f)

comply with, and ensure that they and their selling agents and their respective directors, officers, employees and affiliates comply with all Applicable Securities Laws and the terms and conditions set forth in this Agreement.

4.	Deliveries on Filing and Related Matters

	(a)	The Corporation shall deliver, or cause to be delivered, to each of the Underwriters:

(i)

prior to the filing of the Preliminary Prospectus and the Final Prospectus with the Securities Commissions in the Canadian Offering Jurisdictions, a copy of the Preliminary Prospectus and the Final Prospectus signed by the Corporation as required by Applicable Securities Laws,

(ii)

prior to the filing of any Supplementary Material with the Securities Commissions in the Canadian Offering Jurisdictions, a copy of such Supplementary Material required to be filed by the Corporation in compliance with Applicable Securities Laws, and

(iii)

concurrently with the filing of the Final Prospectus with the Securities Commissions in the Canadian Offering Jurisdictions, a “long form” comfort letter dated the date of the Final Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Corporation from the Corporation’s auditors with respect to financial and accounting information relating to the Corporation contained in the Final Prospectus, which letter shall be based on a review by the Corporation’s auditors within a cut-off date of not more than two Business Days prior to the date of the letter, which letter shall be in addition to the auditors’ consent letter addressed to the Securities Commissions in the Canadian Offering Jurisdictions.

(b)

Delivery of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material by the Corporation shall constitute the representation and warranty of the Corporation to the Underwriters that, as at their respective dates of filing:

(i)

all information and statements (except information and statements relating solely to the Underwriters and provided by the Underwriters in writing) contained in the Preliminary Prospectus, the Final Prospectus or any Supplementary Material, as the case may be, are true and correct in all material respects and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Corporation and the Qualified Securities;

(ii)

no material fact or information has been omitted therefrom (except facts or information relating solely to the Underwriters and provided by the Underwriters in writing) which is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made; and

(iii)

except with respect to any information relating solely to the Underwriters and provided by the Underwriters in writing, such documents comply in all material respects with the requirements of Applicable Securities Laws in the Canadian Offering Jurisdictions.

Such deliveries shall also constitute the Corporation’s consent to the Underwriters’ use of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material in connection with the distribution of the Qualified Securities in the Canadian Offering Jurisdictions in compliance with this Agreement and Applicable Securities Laws.

(c)

The Corporation shall cause commercial copies of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material to be delivered to the Underwriters without charge, in such numbers and in such locations as the Underwriters may reasonably request by written instructions to the Corporation’s financial printer of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material. Such delivery shall be effected as soon as possible and, in any event, on or before the date which is one Business Day for deliveries to be made in Toronto and two Business Days for deliveries to be made outside of Toronto after the Ontario Securities Commission, as principal regulator, has issued a receipt in accordance with NP 11-202 in respect of the Preliminary Prospectus and the Final Prospectus, and on or before a date which is two Business Days after the Securities Commissions in the Canadian Offering Jurisdictions issue receipts in respect of, or accept for filing, as the case may be, any Supplementary Material.

5.	Material Changes

(a)

During the period from the date hereof until the completion of the distribution of the Qualified Securities, the Corporation shall promptly inform the Underwriters (and if requested by the Underwriters, confirm such notification in writing) of the full particulars of:

(i)

any material change (actual, anticipated, contemplated, threatened, financial or otherwise) in the assets, liabilities (contingent or otherwise), business, affairs, operations or capital of the Corporation;

(ii)

any material fact which has arisen or has been discovered and would have been required to have been stated in the Preliminary Prospectus or the Final Prospectus had the fact arisen or been discovered on, or prior to, the date of such documents; and

(iii)

any change in any material fact contained in the Preliminary Prospectus, the Final Prospectus or any Supplementary Material, as applicable, (collectively, the “Offering Documents”) or whether any event or state of facts has occurred after the date hereof, which, in any case, is, or may be, of such a nature as to render any of the Offering Documents untrue or misleading in any material respect or to result in any misrepresentation in any of the Offering Documents, or which would result in the Final Prospectus or any Supplementary Material not complying (to the extent that such compliance is required) with Applicable Securities Laws in the Canadian Offering Jurisdictions or which would reasonably be expected to have a significant effect on the market price or value of the Qualified Securities.

(b)

Once the Preliminary Prospectus has been filed, the Corporation will comply with Section 57 of the Securities Act (Ontario) and with the comparable provisions of the other Canadian Securities Laws, and the Corporation will prepare and file promptly any Supplementary Material which may be necessary and will otherwise comply with all legal requirements necessary to continue to permit the Qualified Securities to be distributed in each of the Qualifying Jurisdictions as contemplated herein.

(c)

In addition to the provisions of Sections 5(a) and 5(b), the Corporation shall in good faith discuss with the Underwriters any change, event or fact contemplated in Sections 5(a) and 5(b) which is of such a nature that there is or could be reasonable doubt as to whether notice should be given to the Underwriters under Section 5(a) and shall consult with the Underwriters with respect to the form and content of any amendment or other Supplementary Material proposed to be filed by the Corporation, it being understood and agreed that no such amendment or other Supplementary Material shall be filed with any Securities Commission prior to the review thereof by the Underwriters and the Underwriters’ counsel, acting reasonably (unless otherwise required by Applicable Securities Laws).

(d)

If during the period of distribution of the Qualified Securities there shall be any change in Applicable Securities Laws which, in the opinion of the Underwriters, acting reasonably, requires the filing of any Supplementary Material, upon written notice from the Underwriters, the Corporation shall, to the satisfaction of the Underwriters, acting reasonably, promptly prepare and file any such Supplementary Material with the appropriate Securities Commissions where such filing is required.

6.          Representations and Warranties of the Corporation

The Corporation hereby represents and warrants to the Underwriters (on their own behalf and on behalf of each of the Purchasers) that as at the date hereof:

(a)

the Corporation has been duly incorporated and is validly existing under the laws of its governing jurisdiction, has all requisite power and authority and is duly qualified to carry on its business as now conducted and to own or lease its properties and assets and the Corporation has all requisite corporate power and authority to carry out its obligations under this Agreement, the Subscription Agreements, the Warrant Indenture and the Special Warrant Indenture;

(b)

other than as set forth in Schedule “C”, to the knowledge of the Corporation, no agreement is in force or effect which in any manner affects the voting or control of any of the securities of the Corporation;

(c)

the Corporation does not beneficially own or exercise control or direction over 10% or more of the outstanding voting shares of any company other than the Subsidiaries and, other than as set forth in Schedule “C”, all of the issued and outstanding shares of each of the Subsidiaries are issued as fully paid and non-assessable shares, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever and no person, firm or corporation has any agreement, option, right or privilege (whether present or future, contingent or absolute, pre-emptive or contractual) capable of becoming an agreement, for the purchase from the Corporation or the Subsidiaries of any interest in any of the shares or for the issue or allotment of any unissued shares in the capital of the Subsidiaries or any other security convertible into or exchangeable for any such shares;

(d)

each Subsidiary has been duly incorporated and is validly existing under the laws of its governing jurisdiction, has all requisite corporate power and authority and is duly qualified to carry on its business as now conducted and to own or lease its properties and assets;

(e)

all consents, approvals, permits, authorizations or filings as may be required under Applicable Securities Laws necessary for (i) the execution and delivery of this Agreement, the Subscription Agreements, the Warrant Indenture and the Special Warrant Indenture, (ii) the issuance of the Common Shares and Warrants underlying the Special Warrants and the Warrant Shares, and (iii) the completion of the transactions contemplated hereby, have been made or obtained, as applicable, subject to certain specified conditions and exceptions contained in the Exchange Letter and the Corporation filing with the Securities Commissions, within 10 days from the date of the sale of the Special Warrants, a Form 45-106F1 (and, if applicable, a Form 45-106F6) prepared and executed in accordance with Applicable Securities Laws and accompanied by the prescribed fees and fee checklist form, if any, the Corporation filing with the U.S. Securities and Exchange Commission a notice on Form D within 15 days after the first sale of Special Warrants in the United States and all amendments required to be filed as a result of subsequent sales of Special Warrants in the United States, and the Corporation filing within prescribed time periods any notices required to be filed with state securities authorities under applicable blue sky laws in connection with any securities sold pursuant to Rule 506(b) of Regulation D promulgated under the U.S. Securities Act, to the extent applicable;

(f)

the currently issued and outstanding Common Shares are listed and posted for trading on the Exchange and no order ceasing or suspending trading in any securities of the Corporation or prohibiting the trading of any of the Corporation’s issued securities has been issued and no proceedings for such purpose are pending or, to the knowledge of the Corporation, threatened;

(g)

the definitive form of certificate representing the Common Shares is in proper form under the laws of the province of Ontario and complies with the requirements of the Exchange and does not conflict with the constating documents of the Corporation;

(h)

the audited financial statements of the Corporation for the fiscal year ended December 31, 2013 and the unaudited interim financial statements of the Corporation for the three month period ended March 31, 2014 (together, the “Financial Statements”) (i) have been prepared in accordance with the requirements of IFRS, consistently applied throughout the periods referred to therein; (ii) present fairly, in all material respects, the financial position (including the assets and liabilities, whether absolute, contingent or otherwise) of the Corporation as at such dates and results of operations of the Corporation for the periods then ended; and (iii) contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of the Corporation, and there has been no change in accounting policies or practices of the Corporation since the date of the Financial Statements;

(i)

the Corporation has not declared or paid any dividends or declared or made any other payments or distributions on or in respect of any of its shares and has not, directly or indirectly, redeemed, purchased or otherwise acquired any of its shares or agreed to do so or otherwise effected any return of capital with respect to such shares;

(j)

all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by each of the Corporation and the Subsidiaries have been paid; all tax returns, declarations, remittances and filings required to be filed by each of the Corporation and the Subsidiaries have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading; to the knowledge of the Corporation, no examination of any tax return of the Corporation or any Subsidiary is currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any taxes that have been paid, or may be payable, by the Corporation or any Subsidiary;

(k)

the auditors of the Corporation who audited the financial statements of the Corporation for the fiscal year ended December 31, 2013 and who provided their audit report thereon are independent public accountants as required under Applicable Securities Laws;

(l)	there has never been a reportable disagreement (within the meaning of National Instrument 51-102 – Continuous Disclosure) with the present or former auditors of the Corporation;

(m)

each of the Corporation and the Subsidiaries maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

(n)

each of the Corporation and the Subsidiaries has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” which the Board considers reasonable and appropriate in the Corporation’s circumstances and in accordance with the provisions of IFRS;

(o)

the audit committee of the Corporation is comprised and operates in accordance with the requirements of National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators; the majority of the members of the audit committee are “independent” within the meaning of such instrument;

(p)

as at the Closing Date, except for the Special Warrants and as set forth in Schedule “B” and Schedule “C” to this Agreement, no holder of outstanding securities of the Corporation will be entitled to any pre-emptive or any similar rights to subscribe for any of the Common Shares or other securities of the Corporation and no rights, warrants or options to acquire, or instruments convertible into or exchangeable for, any shares in the capital of the Corporation are outstanding;

(q)

other than as set forth in Schedule “C”, no legal or governmental proceedings are pending to which the Corporation or a Subsidiary is a party or to which any of their respective property is subject that would result individually or in the aggregate in a material adverse change in the operation, business or condition of the Corporation or any Subsidiary, and to the knowledge of the Corporation, no such proceedings have been threatened against or are contemplated with respect to the Corporation, a Subsidiary or any of their respective properties;

(r)

each of the Corporation and the Subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable laws and regulations of each jurisdiction in which it carries on business (including, without limitation, all applicable federal, provincial, municipal and local environmental anti-pollution and licensing laws, regulations and other lawful requirements of any governmental or regulatory body) and has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations or permits which would have a material adverse effect on the Corporation or any of the Subsidiaries;

(s)

the Corporation is a reporting issuer under Applicable Securities Laws in each of the provinces of British Columbia, Alberta and Ontario; the Corporation is not in default in any material respect of any requirement of Applicable Securities Laws of the Offering Jurisdictions nor is included in a list of defaulting reporting issuers maintained by the Securities Commissions. In particular, without limiting the foregoing, the Corporation is in compliance at the date hereof with its obligations to make timely disclosure of all material changes relating to it and, other than in respect of material change reports previously filed on a confidential basis and thereafter made public or material change reports previously filed on a confidential basis and in respect of which no material change ever resulted, no such disclosure has been made on a confidential basis and there is no material change relating to the Corporation which has occurred and with respect to which the requisite material change statement has not been filed, except to the extent that the Offering constitutes a material change;

(t)

the execution and delivery of each of this Agreement, the Subscription Agreements, the Warrant Indenture and the Special Warrant Indenture and the compliance with all provisions contemplated thereunder, the offering and sale of the Special Warrants and the issuance of the Common Shares and Warrants issuable upon due exercise or deemed exercise of the Special Warrants and the issuance of the Warrant Shares issuable upon due exercise of the Warrants does not and will not:

(i)

require the consent, approval, authorization, registration or qualification of or with any governmental authority, stock exchange, securities regulatory authority or other third party, except: (i) such as have been obtained; or (ii) such as are set out in the Exchange Letter;

	(ii)	result in a breach of or default under, nor create a state of facts which, after notice or lapse of time or both, would result in a breach of or default under, nor conflict with:

		(1)	any of the terms, conditions or provisions of the constating documents or resolutions of the shareholders, directors or any committee of directors of the Corporation or any Subsidiary;

(2)

any statute, rule, regulation or law applicable to the Corporation or any Subsidiary, including, without limitation, Applicable Securities Laws of the Offering Jurisdictions, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Corporation or any Subsidiary; or

(3)	any Material Agreement; and/or

(iii)

give rise to any lien, charge or claim in or with respect to the properties or assets now owned or hereafter acquired by the Corporation or any Subsidiary or the acceleration of or the maturity of any debt under any indenture, mortgage, lease, agreement or instrument binding or affecting the Corporation or any Subsidiary or any of their respective properties;

(u)

upon the execution and delivery thereof, each of this Agreement, the Subscription Agreements, the Warrant Indenture and the Special Warrant Indenture shall constitute a valid and binding obligation of the Corporation and each shall be enforceable against the Corporation in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

(v)

at the Time of Closing, all necessary corporate action will have been taken by the Corporation to: (a) validly create, authorize and issue the Special Warrants; (b) validly create, authorize and issue the Warrants underlying the Special Warrants; and (c) allot, reserve and authorize the issuance of the Common Shares underlying the Special Warrants and the Warrant Shares as fully paid and non-assessable securities in the capital of the Corporation upon the due exercise of the Special Warrants and the Warrants, as the case may be;

(w)	the authorized capital of the Corporation consists of an unlimited number of Common Shares, of which, as of the close of business on June 4, 2014, 23,414,271 Common Shares are issued and outstanding;

(x)

all information which has been prepared by the Corporation relating to the Corporation and its business, property and liabilities and either publicly disclosed or provided in writing to the Underwriters, including the Disclosure Documents and all financial, marketing, sales and operational information provided to the Underwriters are, as of the date of such information, true and correct in all material respects, and no fact or facts have been omitted therefrom which would make such information misleading;

(y)

the Corporation has, and to the knowledge of the Corporation, the directors and officers of the Corporation have in all material respects answered every question or inquiry of the Underwriters and their counsel in connection with the Underwriters’ due diligence investigations fully and truthfully;

(z)	the Corporation intends to use a minimum of $5.0 million of the proceeds of the Offering to advance to Overland as an interim financing loan and the balance for working capital purposes;

(aa)

except as contemplated hereby (including any selling agent retained by the Underwriters pursuant to Section 2(b)), there is no person acting or purporting to act at the request of the Corporation, who is entitled to any brokerage or agency fee in connection with the transactions contemplated herein;

(bb)

all disclosure filings required to be made by the Corporation pursuant to Applicable Securities Laws have been made and such disclosure and filings were true and accurate as at the respective dates thereof and the Corporation has not filed any confidential material change reports;

(cc)

the Corporation is not aware of any legislation, or proposed legislation (published by a legislative body having jurisdiction over the operations of the business carried on by the Corporation), which it anticipates will materially and adversely affect the business, affairs, operations, assets, liabilities (contingent or otherwise) or prospects of the Corporation and the Subsidiaries, taken as a whole;

(dd)

each of the Corporation and the Subsidiaries is in compliance with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages, except where such non-compliance would not constitute an adverse material fact of the Corporation or any Subsidiary or result in a material adverse change to the Corporation or any Subsidiary;

(ee)

there has not been and there is not currently any labour disruption or conflict which is adversely affecting or could adversely affect, in a material manner, the carrying on of the business of the Corporation or any Subsidiary;

(ff)

neither the Corporation nor any Subsidiary has any loans or other indebtedness outstanding which have been made to any of their respective shareholders, officers, directors or employees, past or present, or any person not dealing at arm’s length with them, except for non-material amounts in the ordinary course of business;

(gg)

other than as set forth in Schedule “C” and in the note to the Financial Statements entitled “Related Party Transactions”, none of the directors, officers or employees of the Corporation, any known holder of more than 10% of any class of shares of the Corporation, or any known associate or affiliate of any of the foregoing persons or companies (as such terms are defined in the Securities Act (Ontario)), has had any material interest, direct or indirect, in any material transaction within the previous one year or any proposed material transaction which, as the case may be, materially affected, is material to or will materially affect the Corporation and the Subsidiaries, taken as a whole;

(hh)

the Corporation maintains insurance covering the properties, operations, personnel and businesses of the Corporation and its Subsidiaries as the Corporation reasonably deems adequate; such insurance insures against such losses and risks to an extent which is adequate in accordance with customary industry practice to protect the Corporation, its Subsidiaries and the business of the Corporation and its Subsidiaries; all such insurance is fully in force on the date hereof and will be fully in force on the Closing Date; the Corporation has no reason to believe that it will not be able to renew any such insurance as and when such insurance expires;

(ii)

each of the Corporation and the Subsidiaries is in compliance with all applicable federal, provincial, state, municipal and local laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign (the “Environmental Laws”) relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance (the “Hazardous Substances”) except where such non-compliance would not constitute an adverse material fact in respect of the Corporation or any Subsidiary or result in a material adverse change to the Corporation or any Subsidiary;

(jj)

there are no: (i) material licences, permits, approvals, consents, certificates, registrations and other authorizations under all applicable Environmental Laws (the “Environmental Permits”) necessary as at the date hereof for the operation of the businesses currently carried on by the Corporation and the Subsidiaries; or (ii) environmental audits, evaluations, assessments, studies or tests relating to the Corporation or any Subsidiary;

(kk)

neither the Corporation nor any Subsidiary has used, except in compliance with all Environmental Laws and Environmental Permits, any property or facility which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Substance;

(ll)

neither the Corporation nor any Subsidiary has received at any time any notice: (i) regarding an offence alleging, non-compliance with any Environmental Law; or (ii) alleging it is alleged or stated that it is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any Environmental Laws;

(mm)

each of the Corporation and the Subsidiaries holds all of the permits, licenses and like authorizations necessary for it to carry on its business in each jurisdiction where such business is carried on that are material to the conduct of the business of each of the Corporation and the Subsidiaries (collectively, the “Permits”); all such Permits are valid and subsisting and in good standing and none of the same contains any term, provision, condition or limitation which has or would reasonably be expected to affect or restrict in a materially adverse manner the operation of the business of the Corporation or any of the Subsidiaries, as now carried on or proposed to be carried on, and each of the Corporation and the Subsidiaries is not in breach thereof or in default with respect to filings to be effected or conditions to be fulfilled in order to maintain such Permits in good standing;

(nn)	each of the Corporation and the Subsidiaries is in compliance with each Permit held by it and is not in violation of, or in default under, applicable laws;

(oo)

each of the Corporation and the Subsidiaries is the sole legal and beneficial owner of, has good and marketable title to, and owns all right, title and interest in all Corporation IP and, other than as set forth in Schedule “C”, free and clear of all encumbrances, charges, covenants, conditions, options to purchase and restrictions or other adverse claims or interest of any kind or nature, and neither the Corporation nor any of the Subsidiaries has knowledge of any claim of adverse ownership in respect thereof. No consent of any person other than the Corporation and/or the Subsidiaries is necessary to make, use, reproduce, license, sell, modify, update, enhance or otherwise exploit any Corporation IP and none of the Corporation IP comprises an improvement to Licensed IP that would give any person other than the Corporation and/or the Subsidiaries any rights to the Corporation IP, including, without limitation, rights to license the Corporation IP;

(pp)

neither the Corporation nor any Subsidiary has received any notice or claim (whether written, oral or otherwise) challenging the Corporation’s or any Subsidiary’s ownership or right to use any of the Corporation IP or suggesting that any other person has any claim of legal or beneficial ownership or other claim or interest with respect thereto, nor, to the knowledge of the Corporation and the Subsidiaries, is there a reasonable basis for any claim that any person other than the Corporation and the Subsidiaries has any claim of legal or beneficial ownership or other claim or interest in any of the Corporation IP;

(qq)

all applications for registration of any Registered Corporation IP are in good standing, are recorded in the name of the Corporation or the Subsidiaries (except in the case of patents, which by their nature must be filed in the name of the inventor and then subsequently assigned to the Corporation) and have been filed in a timely manner in the appropriate offices to preserve the rights thereto and, in the case of a provisional application, each of the Corporation and the Subsidiaries confirms that all right, title and interest in and to the invention(s) disclosed in such application have been or as of the Closing Date will be assigned in writing (without any express right to revoke such assignment) to the Corporation or the Subsidiaries. There has been no public disclosure, sale or offer for sale of any Corporation IP in Canada, the United States and the European Union and, to the knowledge of the Corporation, anywhere else in the world that may prevent the valid issue of all available Intellectual Property rights in such Corporation IP. All material prior art or other information has been disclosed to the appropriate offices as required in accordance with Applicable IP Laws in the jurisdictions where the applications are pending;

(rr)

all registrations of Registered Corporation IP are in good standing and are recorded in the name of the Corporation or a Subsidiary in the appropriate offices to preserve the rights thereto. All such registrations have been filed, prosecuted and obtained, as applicable, in accordance with all Applicable IP Laws and are currently in effect and in compliance with all Applicable IP Laws. No registration of Registered Corporation IP has expired, become abandoned, been cancelled or expunged, been dedicated to the public, or has lapsed for failure to be renewed or maintained;

(ss)

the conduct of the business of each of the Corporation and the Subsidiaries (including, without limitation, the use or other exploitation of the Corporation IP by the Corporation and/or the Subsidiaries or other licensees) has not, does not and will not infringe, violate, misappropriate or otherwise conflict with any Intellectual Property right of any person;

(tt)

neither the Corporation nor any Subsidiary is a party to any action or proceeding, nor, to the knowledge of the Corporation and the Subsidiaries, is or has any action or proceeding been threatened that alleges that any current or proposed conduct of their respective businesses (including, without limitation, the use or other exploitation of any Corporation IP by the Corporation, any Subsidiary or any customers, distributors or other licensees) has or will infringe, violate or misappropriate or otherwise conflict with any Intellectual Property right of any person;

(uu)	to the knowledge of the Corporation and the Subsidiaries, no person has interfered with, infringed upon, misappropriated, illegally exported, or violated any rights with respect to the Corporation IP;

(vv)

each of the Corporation and the Subsidiaries has entered into valid and enforceable written agreements pursuant to which the Corporation and/or the Subsidiaries has been granted all licenses and permissions to use, reproduce, sub license, sell, modify, update, enhance or otherwise exploit the Licensed IP to the extent required to operate all aspects of the business of each of the Corporation and the Subsidiaries currently and proposed to be conducted (including, if required, the right to incorporate such Licensed IP into the Corporation IP). All license agreements in respect of the Licensed IP are in full force and effect and none of the Corporation or the Subsidiaries, or to the knowledge of the Corporation and the Subsidiaries, any other person, is in default of its obligations thereunder;

(ww)

to the extent that any of the Corporation IP is licensed or disclosed to any person or any person has access to such Corporation IP (including, without limitation, any employee, officer, shareholder or consultant of the Corporation or any Subsidiary), each of the Corporation and the Subsidiaries has entered into a valid and enforceable written agreement which contains terms and conditions prohibiting the unauthorized use, reproduction, disclosure, reverse engineering or transfer of such Corporation IP by such person. All such agreements are in full force and effect and none of the Corporation, a Subsidiary or to the knowledge of the Corporation and the Subsidiaries, any other person, is in default of its obligations thereunder;

(xx)

each of the Corporation and the Subsidiaries has taken all actions that are contractually obligated to be taken and all actions that are customary and reasonable to protect the confidentiality of the Corporation IP;

(yy)

to the knowledge of the Corporation and the Subsidiaries, it is not, and will not be, necessary for the Corporation or any of the Subsidiaries to utilize any Intellectual Property owned by or in possession of any of the employees (or people the Corporation or the Subsidiaries currently intend to hire) made prior to their employment with the Corporation or the Subsidiaries in violation of the rights of such employee or any of his or her prior employers;

(zz)	neither the Corporation nor any Subsidiary has received any advice or any opinion that any of the Corporation IP is invalid or unregistrable or unenforceable, in whole or in part;

(aaa)

neither the Corporation nor any Subsidiary has received any grant relating to research and development which is subject to repayment in whole or in part or to conversion to debt upon the sale of any Common Shares or which may affect the right of ownership of the Corporation or any Subsidiary in the Corporation IP;

(bbb)

each of the Corporation and the Subsidiaries has and enforces a policy requiring each employee and consultant to execute a non-disclosure agreement and all current employees and consultants of each of the Corporation and the Subsidiaries have executed such agreement and to the knowledge of the Corporation and the Subsidiaries, all past employees and consultants who were involved with the development of Corporation IP of each of the Corporation and the Subsidiaries have executed such agreement;

(ccc)

all of the present and, to the knowledge of the Corporation and the Subsidiaries, past employees of the Corporation and the Subsidiaries and all of the present and, to the knowledge of the Corporation and the Subsidiaries, past consultants, contractors and agents of the Corporation and the Subsidiaries performing services relating to the development, modification or support of the Corporation IP, have entered into a written agreement assigning to the Corporation and/or the Subsidiaries all right, title and interest in and to all such Intellectual Property and waiving any moral rights thereto;

(ddd)

any and all fees or payments required to keep the Corporation IP and the Licensed IP in force or in effect have been paid, except those which the Corporation has determined the failure to pay would not have a material adverse effect;

(eee)

to the knowledge of the Corporation and the Subsidiaries, there is no claim of infringement or breach by the Corporation or any Subsidiary of any industrial or Intellectual Property rights of any other person, nor has the Corporation or any Subsidiary received any notice or threat from any such third party, nor is the Corporation or any Subsidiary otherwise aware that the use of the industrial or Intellectual Property of the Corporation or any Subsidiary infringes upon or breaches any industrial or Intellectual Property rights of any other person;

(fff)

there are no Intellectual Property disputes, negotiations, agreements or communications between the Corporation or any Subsidiary and any other persons relating to or potentially relating to the business of the Corporation or any Subsidiary;

(ggg)

neither the Corporation nor any Subsidiary is aware of any reason as a result of which it is not entitled to make use of and commercially exploit the Corporation IP. With respect to each license or agreement by which the Corporation or any Subsidiary has obtained the rights to exploit, in any way, the Licensed IP rights of any other person or by which the Corporation or any Subsidiary has granted to any third party the right to so exploit such Licensed IP:

(i)

such license or agreement is in full force and effect and is legal, valid, binding and enforceable in accordance with its terms, except to the extent that enforceability may be limited by: (a) applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally; or (b) laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, and represents the entire agreement between the parties thereto with respect to the subject matter thereof, and no event of default has occurred and is continuing under any such license or agreement;

(ii)

(a) neither the Corporation nor any Subsidiary has received any notice of termination or cancellation under such license or agreement, and no party thereto has any right of termination or cancellation thereunder except in accordance with its terms; (b) neither the Corporation nor any Subsidiary has received any notice of a breach or default under such license or agreement which breach or default has not been cured; and (c) neither the Corporation nor any Subsidiary has granted to any other person any rights adverse to, or in conflict with, such license or agreement; and

(iii)

neither the Corporation nor any Subsidiary is aware of any other party to such license or agreement that is in breach or default thereof, and is not aware of any event that has occurred that, with notice or lapse of time would constitute such a breach or default or permit termination, modification or acceleration under such license or agreement;

(hhh)

neither the Corporation nor any Subsidiary nor, to the knowledge of the Corporation, any director, officer, agent, employee or other person associated with or acting on behalf of the Corporation or any Subsidiary has: (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the Corruption of Foreign Officials Act (Canada); or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment;

(iii)

none of the Corporation, any of its Subsidiaries or, to the knowledge of the Corporation, any director, officer, agent, employee or affiliate of the Corporation or any of its Subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), and the Corporation will not directly or indirectly use any of the Gross Proceeds, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any United States sanctions administered by OFAC; and

(jjj)	the Transfer Agent at its principal office in the City of Toronto, is the duly appointed registrar and transfer agent of the Corporation with respect to the Common Shares.

The Corporation acknowledges that the Underwriters and each of the Purchasers are relying upon such representations and warranties.

7.          Covenants of the Corporation

The Corporation hereby covenants to and with the Underwriters (on their own behalf and on behalf of the Purchasers) that:

(a)

the Corporation will use commercially reasonable efforts to maintain its status as a reporting issuer not in default in each the Offering Jurisdictions in which it is a reporting issuer or the equivalent for a period of three years following the date of this Agreement, provided that this covenant shall not prevent the Corporation from completing any transaction which would result in the Corporation ceasing to be a “reporting issuer” so long as the holders of Common Shares receive securities of an entity which is listed on a stock exchange in Canada or United States, or cash, or the holders of the Common Shares have approved the transaction in accordance with the requirements of applicable corporate laws and the policies of the Exchange (or such other applicable stock exchange upon which it Common Shares are listed or quoted);

(b)

the Corporation will use commercially reasonable efforts to ensure that all Common Shares outstanding or issuable from time to time (including for certainty the Common Shares issuable upon due exercise or deemed exercise of the Special Warrants and the Warrant Shares issuable due upon exercise of the Warrants) are listed on the Exchange (or such other stock exchange acceptable to the Corporation) for a period of three years following the date of this Agreement, provided that this covenant shall not prevent the Corporation from completing any transaction which would result in the Common Shares ceasing to be listed so long as the holders of Common Shares receive securities of an entity which is listed on a stock exchange in Canada or the United States, or cash, or the holders of the Common Shares have approved the transaction in accordance with the requirements of applicable corporate laws and the policies of the Exchange (or such other applicable stock exchange upon which it Common Shares are listed or quoted);

(c)

the Corporation will ensure that the Common Shares issuable upon due exercise or deemed exercise of the Special Warrants and the Warrant Shares will be conditionally approved for listing on the Exchange upon their issue;

(d)

in the event any person acting or purporting to act for the Corporation establishes a claim from the Underwriters for any brokerage or agency fee in connection with the transactions contemplated herein, the Corporation shall indemnify and hold harmless the Underwriters with respect thereto and with respect to all costs reasonably incurred in the defence thereof unless such claim is made by a selling agent appointed by the Underwriters pursuant to Section 2(b);

(e)

until the date that is 120 days following the Closing Date, without the prior written consent of Cormark on behalf of the Underwriters, in all cases such consent not to be unreasonably withheld or delayed, the Corporation agrees not to issue, agree to issue, or announce an intention to issue, any Common Shares or any securities convertible into or exercisable for Common Shares, except in connection with (i) the grant or exercise of stock options and other similar issuances pursuant to the share incentive plan of the Corporation and other share compensation arrangements; (ii) the exercise of outstanding warrants or convertible debt (including for greater certainty, the convertible debentures issued by the Company to Cyrus Capital L.P. and/or its affiliates (collectively, “Cyrus”) on March 21, 2014); (iii) the supply agreement dated July 21, 2013 between Overland and the Corporation; (iv) the acquisition of certain technology assets of V3 Systems, Inc. and transactions related thereto; and (v) the acquisition of Overland and transactions related thereto as more particularly set forth in the Agreement and Plan of Merger dated May 15, 2014 (including, for greater certainty, in connection with issuance of or assumption of the convertible debentures issued by Overland to Cyrus);

(f)

prior to the Time of Closing and at all times until a receipt for a Final Prospectus is issued, the Corporation will allow the Underwriters (and their counsel and consultants) to conduct all due diligence which the Underwriters may reasonably require or which may be considered necessary or appropriate by the Underwriters. The Corporation will provide to the Underwriters (and their counsel) reasonable access to the Corporation’s assets, senior management personnel and corporate, financial and other records, for the purposes of conducting such due diligence. Without limiting the scope of the due diligence inquiry the Underwriters (or their counsel) may conduct, the Corporation shall also make available its directors, senior management, auditors and counsel to answer any questions that the Underwriters may have and to participate in one or more due diligence sessions to be held prior to Closing and prior to filing each of the Preliminary Prospectus and Final Prospectus and to use its commercially reasonable efforts to arrange for the auditors of the Corporation to provide written responses in connection with any such due diligence session;

(g)

the Corporation will fulfil all legal requirements to permit at the Time of Closing the creation, issuance, offering and sale of the Special Warrants and the Qualified Securities, all as contemplated in this Agreement and file or cause to be filed all documents, applications, forms or undertakings required to be filed by the Corporation and take or cause to be taken all action required to be taken by the Corporation in connection with the purchase and sale of the Special Warrants and the issuance of the Qualified Securities, so that the distribution of the Qualified Securities may lawfully occur without the necessity of filing a prospectus in Canada or a registration statement in the United States or similar document in any other jurisdiction;

(h)

until the date of the completion of the distribution of the Qualified Securities, the Corporation will use commercially reasonable efforts to ensure the Preliminary Prospectus and the Final Prospectus comply at all times with Applicable Securities Laws in Canada;

(i)

during the period from the date hereof until the completion of the distribution of the Qualified Securities, the Corporation shall promptly inform the Underwriters of the full particulars of any request of any Securities Commission for any information, or the receipt by the Corporation of any communication from any Securities Commission or any other competent authority relating to the Corporation or which may be relevant to the distribution of the Qualified Securities;

(j)

until the earlier of the Qualification Date and the Qualification Deadline, the Corporation shall use commercially reasonable efforts to promptly provide to the Underwriters and the Underwriters’ counsel, prior to the publication, filing or issuance thereof, any communication to the public;

(k)

the Corporation shall advise the Underwriters, promptly after receiving notice thereof, of the time when the Preliminary Prospectus, the Final Prospectus and any Supplementary Material have been filed and receipts therefor have been obtained pursuant to NP 11-202 and the Corporation shall provide evidence reasonably satisfactory to the Underwriters of each such filing and copies of such receipts;

(l)	the Corporation shall advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of:

	(i)	the issuance by any Securities Commission of any order suspending or preventing the use of the Preliminary Prospectus, the Final Prospectus or any Supplementary Material;

	(ii)	the institution, threatening or contemplation of any proceeding for any such purposes;

(iii)

any order, ruling, or determination having the effect of suspending the sale or ceasing the trading in any securities of the Corporation having been issued by any Securities Commission or the institution, threatening or contemplation of any proceeding for any such purposes; or

(iv)

any requests made by any Securities Commission for amending or supplementing the Preliminary Prospectus or the Final Prospectus or for additional information, and will use its commercially reasonable efforts to prevent the issuance of any order referred to in (i) above and, if any such order is issued, to obtain the withdrawal thereof as soon as possible;

(m)

the Corporation shall use its best efforts to qualify the distribution of the Qualified Securities in the Canadian Offering Jurisdictions to holders of the Special Warrants and use its best efforts to file the Preliminary Prospectus in each of the Canadian Offering Jurisdictions as soon as possible following the Closing Date and shall use its best efforts to satisfy all comments with respect to the Preliminary Prospectus, prepare and file the Final Prospectus under Applicable Securities Laws, obtain a receipt for the Final Prospectus from each of the Canadian Offering Jurisdictions, and take all other steps and proceedings that may be necessary to be taken by the Corporation in order to qualify the Qualified Securities for distribution in each of the Canadian Offering Jurisdictions under Applicable Securities Laws, as soon as practicable following the Closing Date and, in any event, prior to July 31, 2014;

(n)

notwithstanding anything contained in the foregoing Section 7(m), in the event the Corporation fails to qualify the Qualified Securities for distribution in each of the Canadian Offering Jurisdictions prior to July 31, 2014, until the Qualification Deadline, the Corporation shall continue to use its best efforts to obtain a receipt for the Final Prospectus from each of the Canadian Offering Jurisdictions, and take all other steps and proceedings that may be necessary to be taken by the Corporation in order to qualify the Qualified Securities for distribution in each of the Canadian Offering Jurisdictions under Applicable Securities Laws;

(o)

the Corporation shall allow the Underwriters to participate in the preparation of the Preliminary Prospectus, Final Prospectus and any Supplementary Material that the Corporation is required to file under Applicable Securities Laws relating to the Offering;

(p)	the Corporation will deliver to the Underwriters, without charge, contemporaneously with, or prior to the filing of, the Final Prospectus, unless otherwise indicated:

	(i)	a copy of any document filed with, or delivered to, the Securities Commissions by the Corporation under Applicable Securities Laws with the Final Prospectus;

(ii)

a certificate dated the date of the Final Prospectus, addressed to the Underwriters and signed by the Chief Executive Officer and Chief Financial Officer (or such other officer or officers of the Corporation acceptable to the Underwriters, acting reasonably) to the effect that, to their knowledge, information and belief, after due enquiry and without personal liability:

(1)

the representations and warranties of the Corporation in this Agreement are true and correct in all respects as at the date of the Final Prospectus and the Corporation has performed all covenants and agreements and satisfied all conditions on its part to be performed or satisfied in all respects at or prior to the date of the Final Prospectus;

(2)

no order, ruling or determination having the effect of suspending the sale or ceasing, suspending or restricting the trading of Special Warrants or the Qualified Securities in any of the Offering Jurisdictions has been issued or made by any stock exchange, securities commission or regulatory authority and is continuing in effect and no proceedings, investigations or enquiries for that purpose have been instituted or are pending or, to the knowledge of such officers, threatened;

		(3)	since the Time of Closing, there has been no material adverse change in the business, affairs, operations, assets, liabilities or capital of the Corporation; and

(q)	the Corporation shall, as soon as practicable, use its commercially reasonable best efforts to receive all necessary consents to the transactions contemplated herein.

8.          Conditions to Closing

The obligation of the Underwriters to purchase the Special Warrants on the Closing Date shall be subject to the following conditions, which conditions the Corporation covenants to exercise its commercially reasonable best efforts to have fulfilled on or prior to the Time of Closing and which conditions may be waived in writing in whole or in part by the Underwriters:

(a)

the Corporation will have made and/or obtained the necessary filings, approvals, consents and acceptances of the appropriate regulatory authorities required to be made or obtained by the Corporation in connection with the sale of the Special Warrants to the Purchasers prior to the Time of Closing as herein contemplated, it being understood that the Underwriters shall do all that is reasonably required to assist the Corporation to fulfil this condition, subject to certain specified conditions and exceptions contained in the Exchange Letter and the Corporation filing with the Securities Commissions in the Canadian Offering Jurisdictions, within 10 days from the date of the sale of the Special Warrants, a Form 45-106F1 (and, if applicable, a Form 45-106F6) prepared and executed in accordance with Applicable Securities Laws and accompanied by the prescribed fees and fee checklist form, if any, the Corporation filing with the U.S. Securities and Exchange Commission a notice on Form D within 15 days after the first sale of Special Warrants in the United States or for the account or benefit of a person in the United States or a U.S. Person and all amendments required to be filed as a result of subsequent sales of Special Warrants in the United States or for the account or benefit of a person in the United States or U.S. Persons, and the Corporation filing within prescribed time periods any notices required to be filed with state securities authorities under applicable state securities laws in connection with the sale of the Special Warrants pursuant to an exemption from such state securities laws, including without limitation any Special Warrants sold pursuant to Rule 506 of Regulation D promulgated under the U.S. Securities Act;

(b)

the Board shall have authorized and approved (i) the execution and delivery of this Agreement, the Warrant Indenture and the Special Warrant Indenture, (ii) the acceptance of the Subscription Agreements, if any, (iii) the creation, issuance and delivery of the Special Warrants, (iv) the allotment, reservation and issuance of the Common Shares issuable upon due exercise or deemed exercise of the Special Warrants and the Warrant Shares upon due exercise of the Warrants as fully paid and non-assessable securities in the capital of the Corporation, and (v) the creation, issuance and delivery of the Warrants upon the due exercise or deemed exercise of the Special Warrants;

(c)	the Corporation shall have accepted one or more subscriptions for Special Warrants from the Purchasers;

(d)

the Underwriters shall have received opinions, dated the Closing Date, of the Corporation’s counsel, Meretsky Law Firm, Barristers and Solicitors, and local counsel in any other Canadian province where the Special Warrants are sold (it being understood that such counsel may rely to the extent appropriate in the circumstance (i) as to matters of fact, on certificates of the Corporation executed on its behalf by a senior officer of the Corporation and on certificates of the Transfer Agent, as to the issued capital of the Corporation; and (ii) as to matters of fact not independently established, on certificates of the Corporation’s auditors or a public official) with respect to the following matters (with such opinions being subject to usual and customary assumptions and qualifications, including the qualifications set out below):

(i)

as to the incorporation and subsistence of the Corporation under the laws of the province of Ontario and as to the corporate power of the Corporation to carry out its obligations under this Agreement and to issue the Special Warrants;

	(ii)	as to the authorized and issued capital of the Corporation;

(iii)

that the Corporation has all requisite corporate power and authority under the laws of its jurisdiction of incorporation to carry on its business as presently carried on and to own or lease its properties and assets;

(iv)

that none of the execution and delivery of this Agreement, the Subscription Agreements, the Warrant Indenture or the Special Warrant Indenture, the performance by the Corporation of its obligations hereunder and thereunder, the sale or issuance of the Special Warrants, the issuance of the Common Shares and Warrants upon due exercise or deemed exercise of the Special Warrants nor the issuance of the Warrant Shares upon due exercise of the Warrants will conflict with or result in any breach of the articles or by-laws of the Corporation;

(v)

that each of this Agreement, the Subscription Agreements, the Warrant Indenture and the Special Warrant Indenture has been duly authorized and executed and delivered by the Corporation, and constitutes a valid and legally binding obligation of the Corporation enforceable against it in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, liquidation, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and the qualification that the enforceability of rights of indemnity and contribution may be limited by applicable law;

(vi)	that the Special Warrants have been duly and validly created and issued;

(vii)

that the Common Shares issuable upon due exercise or deemed exercise of the Special Warrants have been duly authorized and validly allotted for issuance by the Corporation and, when issued in accordance with the terms of the Special Warrant Indenture, will be outstanding as fully paid and non-assessable shares of the Corporation;

(viii)

that the Warrants issuable upon due exercise or deemed exercise of the Special Warrants have been duly authorized and allotted for issuance by the Corporation and, when issued in accordance with the terms of the Special Warrant Indenture, will be validly created and issued;

(ix)

that the Warrant Shares issuable upon due exercise of the Warrants have been authorized and allotted for issuance by the Corporation and, when issued in accordance with the terms of the Warrant Indenture, the Warrant Shares will be validly issued as fully paid and non-assessable shares of the Corporation;

(x)

that the issuance and sale by the Corporation of the Special Warrants to the Purchasers is exempt from the prospectus requirements of Applicable Securities Laws of the Canadian Offering Jurisdictions and no documents are required to be filed (other than specified forms accompanied by requisite filing fees), proceedings taken or approvals, permits, consents or authorizations obtained under Applicable Securities Laws of the Canadian Offering Jurisdictions to permit such issuance and sale;

(xi)

that the issuance of the Common Shares and Warrants upon due exercise or deemed exercise of the Special Warrants and the issuance of the Warrant Shares upon due exercise of the Warrants are exempt from the prospectus requirements of Applicable Securities Laws of the Canadian Offering Jurisdictions and that no other documents will be required to be filed, proceedings taken or approvals, permits, consents or authorizations obtained under Applicable Securities Laws of the Canadian Offering Jurisdictions to permit such issuance;

(xii)

that the first trade of the Special Warrants will be a “distribution” within the meaning of Applicable Securities Laws of the Canadian Offering Jurisdictions and subject to the prospectus requirements under Applicable Securities Laws of the Canadian Offering Jurisdictions, unless such trade is otherwise exempt from the prospectus requirements under Applicable Securities Laws of the Canadian Offering Jurisdictions, or unless the conditions set out in Section 2.5(2) of NI 45- 102 are satisfied;

(xiii)

that the first trade of the Common Shares and Warrants issuable upon due exercise or deemed exercise of the Special Warrants and the first trade of the Warrant Shares issuable upon due exercise of the Warrants will be a “distribution” within the meaning of Applicable Securities Laws of the Canadian Offering Jurisdictions and subject to the prospectus requirements under Applicable Securities Laws of the Canadian Offering Jurisdictions, unless such trade is otherwise exempt from the prospectus requirements under Applicable Securities Laws of the Canadian Offering Jurisdictions, or unless the conditions set out in Section 2.5(2) of NI 45-102 are satisfied;

(xiv)	that the Offering has been conditionally accepted by the Exchange; and

(xv)	as to such other matters as the Underwriters’ legal counsel may reasonably request and customary in a financing transaction of this nature prior to the Time of Closing;

(e)

the Underwriters shall have received favourable legal opinions by the Corporation’s tax counsel, Thorsteinssons LLP, in form and substance satisfactory to the Underwriters, acting reasonably, dated the Closing Date that the Common Shares underlying the Special Warrants and the Warrant Shares will be eligible for registered retirement savings plans, registered education savings plans, registered retirement income funds, registered disability savings plans, tax-free savings accounts and deferred profit sharing plans;

(f)

the Underwriters shall have received favourable legal opinions by local counsel in the jurisdiction of incorporation of each Subsidiary, in form and substance satisfactory to the Underwriters, acting reasonably, dated the Closing Date and with respect to the following matters:

	(i)	the incorporation and existence of the Subsidiary under the laws of its jurisdiction of incorporation;

	(ii)	as to the registered ownership of the issued and outstanding shares of the Subsidiary; and

	(iii)	that the Subsidiary has all requisite corporate power under the laws of its jurisdiction of incorporation to carry on its business as presently carried on and own or lease its properties and assets;

(g)

if any of the Purchasers are in the United States, the Underwriters shall have received a legal opinion from Dorsey & Whitney LLP, United States counsel for the Corporation, dated as of the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, that the initial sale of the Special Warrants in the United States is not required to be registered under the U.S. Securities Act;

(h)

the Underwriters shall have received an incumbency certificate dated the Closing Date including specimen signatures of the Chief Executive Officer, the Chief Financial Officer and any other officer of the Corporation signing this Agreement or any document delivered hereunder;

(i)

the Underwriters shall have received a certificate, dated the Closing Date, of the Chief Executive Officer and the Chief Financial Officer of the Corporation (or such other officer or officers of the Corporation acceptable to the Underwriters, acting reasonably), to the effect that, to their knowledge, information and belief, after due enquiry and without personal liability:

(i)

no order, ruling or determination having the effect of suspending the sale or ceasing, suspending or restricting the trading of Special Warrants or the Qualified Securities in any of the Offering Jurisdictions has been issued or made by any stock exchange, securities commission or regulatory authority and is continuing in effect and no proceedings, investigations or enquiries for that purpose have been instituted or are pending or, to the knowledge of such officers, threatened;

	(ii)	the constating documents of the Corporation delivered at Closing are full, true and correct copies, unamended, and in effect on the date thereof;

(iii)

the minutes or other records of various proceedings and actions of the Board relating to the Offering and delivered at Closing are true and correct copies thereof and have not been modified or rescinded as of the date thereof; and

	(iv)	since December 31, 2013, there has been no material adverse change in the business, affairs, operations, assets, liabilities or capital of the Corporation;

(j)

the Corporation shall not have received any notice from the Exchange that the Common Shares issuable upon due exercise or deemed exercise of the Special Warrants or the Warrant Shares issuable upon due exercise of the Warrants shall not be accepted for listing on the Exchange;

(k)	that final acceptance of the Offering by the Exchange is subject only to the fulfilment of such other conditions of the Exchange as set out in the Exchange Letter;

(l)

the Underwriters shall have conducted all due diligence inquiries and investigations and not identified any material adverse changes or misrepresentations or any items materially adversely affecting the Corporation’s affairs which exist as of the date hereof but which have not been widely disseminated to the public;

(m)

the Underwriters shall have received confirmation from the Corporation that the Corporation is not on the defaulting issuer’s list (or equivalent) maintained by the Securities Commissions in the Canadian Offering Jurisdictions; and

(n)	the Underwriters shall not have exercised any rights of termination set forth in Section 11.

The Corporation agrees that the conditions contained in this Section 8 will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Corporation and that it will use its best efforts to cause all such conditions to be complied with. The Corporation further agrees that all representations, warranties, covenants and other terms of this Agreement shall be and shall be deemed to be conditions, and any breach or failure to comply with any of them will entitle any of the Underwriters to terminate its obligations to purchase the Special Warrants, by written notice to that effect given to the Corporation at or prior to the Time of Closing. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriters in respect of any such terms and conditions or any other or subsequent breach or non-compliance of the Corporation, provided that to be binding on the Underwriters any such waiver or extension must be in writing and signed by each of the Underwriters.

The Corporation agrees that the aforesaid legal opinions and certificates to be delivered at the Time of Closing will be addressed to the Underwriters, the Underwriters’ counsel and the Purchasers and that the Underwriters may deliver copies thereof to such persons.

9.          Conflict of Interest

The Corporation acknowledges that the Underwriters and their affiliates carry on a range of businesses, including providing stockbroking, investment advisory, research, investment management and custodial services to clients and trading in financial products as agent or principal. It is possible that the Underwriters and other entities in their respective groups that carry on those businesses may hold long or short positions in securities of companies or other entities, which are or may be involved in the transactions contemplated in this Agreement and effect transactions in those securities for their own account or for the account of their respective clients. The Corporation agrees that these divisions and entities may hold such positions and effect such transactions without regard to the Corporation’s interests under this Agreement.

10.        Fiduciary

The Corporation hereby acknowledges that the Underwriters are acting solely as underwriters in connection with the offer and sale of the Special Warrants. The Corporation further acknowledges that the Underwriters are acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm’s length basis, and in no event do the parties intend that the Underwriters act or be responsible as a fiduciary to the Corporation, its management, shareholders or creditors or any other person in connection with any activity that the Underwriters may undertake or have undertaken in furtherance of such offer and sale of the Corporation’s securities, either before or after the date hereof. The Underwriters hereby expressly disclaim any fiduciary or similar obligations to the Corporation, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Corporation hereby confirms its understanding and agreement to that effect. The Corporation and the Underwriters agree that they are each responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by the Underwriters to the Corporation regarding such transactions, including but not limited to any opinions or views with respect to the price or market for the Corporation’s securities, do not constitute advice or recommendations to the Corporation. The Corporation and the Underwriters agree that the Underwriters are acting as principal and not the agent or fiduciary of the Corporation and the Underwriters have not, and the Underwriters will not assume, any advisory responsibility in favour of the Corporation with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether the Underwriters have advised or are currently advising the Corporation on other matters). The Corporation hereby waives and releases, to the fullest extent permitted by law, any claims that the Corporation may have against the Underwriters with respect to any breach or alleged breach of any fiduciary duty to the Corporation in connection with the transactions contemplated by this Agreement.

11.        Termination of Obligations

If at any time before the Time of Closing:

(a)

there shall have occurred any material change or change in a material fact or the Underwriters shall discover any previously undisclosed material fact which in the reasonable opinion of the Underwriters (or any one of them) would be expected to have a significant adverse effect on the market price or value of the securities of the Corporation (including the Special Warrants) or an adverse change or effect on the business or affairs of the Corporation;

(b)

any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened in relation to the Corporation or any one of the officers or directors or principal shareholders of the Corporation where wrong-doing is alleged or any order is issued under or pursuant to any statute of Canada or any province thereof or any statute of the United States or any state thereof or any other governmental department, commission, board, bureau, agency or instrumentality, including without limitation the Exchange or securities regulatory authority, in relation to the Corporation or any of their securities, which involves a finding of wrong-doing that adversely affects the trading or distribution or marketability of the Special Warrants or any securities of the Corporation;

(c)

there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence or catastrophe, war or act of terrorism of national or international consequence or any new or change in any law or regulation which, in the opinion of the Underwriters (or any one of them), seriously adversely affects or involves, or will seriously adversely affect or involve, the financial markets or the business, operations or affairs of the Corporation and its Subsidiaries, taken as a whole, or the market price or value of the securities of the Corporation (including the Special Warrants);

(d)

any order, action, proceeding or cease trading order which operates to prevent or restrict the trading of the Common Shares or any other securities of the Corporation is made or threatened by a securities regulatory authority; or

(e)

the Corporation is in breach of a material term, condition or covenant of this Agreement or any representation or warranty given by the Corporation in this Agreement becomes or is false in any material respect, the Underwriters (or any one of them) shall be entitled to terminate and cancel their obligations to the Corporation hereunder by written notice to that effect given to the Corporation prior to the Closing Date.

Any termination pursuant to the foregoing provisions shall be effected by notice in writing delivered by the Underwriters to the Corporation at its address as herein set out. Notwithstanding the giving of any notice of termination hereunder, the expenses agreed to be paid by the Corporation shall be paid by the Corporation as herein provided and the obligations of the Corporation under Sections 13, 14 and 15 shall survive.

In the event of a termination pursuant to and in accordance with the provisions hereof and notice having been given, as aforesaid, there will be no further liability on the part of the Underwriters or the Corporation under this Agreement, except in respect of any liability which may have arisen or may thereafter arise pursuant to Sections 13, 14 and 15. The rights of the Underwriters to terminate their obligations hereunder are in addition to, and without prejudice to, any other remedies they may have.

12.        Closing

Closing will be completed at the offices of Meretsky Law Firm, Barristers and Solicitors, Standard Life Centre, 121 King Street West, Suite 2150, Toronto, Ontario, or such other place or places as may be agreed upon by the Corporation and the Underwriters, at the Time of Closing, provided that if the Corporation has not been able to comply with any of the conditions to Closing set forth under “Conditions to Closing” prior to the Time of Closing, the Closing Date may be extended by mutual agreement of the Corporation and the Underwriters, failing which, the respective obligations of the parties will terminate without further liability or obligation except as set out under Sections 13, 14 and 15.

At the Time of Closing, the Corporation shall deliver to the Underwriters:

(a)	certificates in definitive form and/or book-entry only securities, duly registered as the Underwriters may direct, representing the Special Warrants,

(b)	the requisite legal opinions and certificates as contemplated in Section 8;

(c)

a direction addressed to the Underwriters directing the Underwriters to pay the Gross Proceeds less the Underwriting Fee and the reasonable out-of-pocket expenses of the Underwriters including the fees and disbursements of counsel to the Underwriters and, if directed in writing, the fees and expenses of counsel to the Corporation; and

(d)	such further documentation as may be contemplated herein,

against payment of the purchase price for the Special Warrants by certified cheque, bank draft or wire transfer to the Corporation as contemplated herein.

13.        Expenses

Whether or not the Closing occurs, the Corporation shall pay all costs and expenses of or incidental to the Offering, including, without limitation, the listing of the Common Shares underlying the Special Warrants and the Warrant Shares on the Exchange, the cost of printing the certificates representing the Special Warrants, the cost of registration and delivery of such certificates and the fees and expenses of the Corporation’s auditors, counsel and local counsel. The reasonable fees of the Underwriters’ legal counsel (up to a maximum of $125,000 (excluding applicable taxes and disbursements)) and the Underwriters’ reasonable out-of-pocket expenses shall be paid at Closing by the Corporation to the Underwriters upon written direction from the Underwriters as to such costs and expenses, together with supporting back-up documentation, in a form acceptable to the Corporation, acting reasonably.

14.        Indemnity

The Corporation covenants and agrees to indemnify and save harmless the Underwriters and each of their respective directors, officers, employees, shareholders and agents (collectively, the “Underwriters Personnel”), against all losses (other than loss of profits), claims, damages, liabilities, costs or expenses, whether joint or several, caused or incurred insofar as such losses (other than loss of profits), claims, damages, liabilities, costs or expenses arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Corporation by the Underwriters and the Underwriters Personnel hereunder, or otherwise in connection with the matters referred to in this Agreement, including, without limitation, the following:

(a)

any document filed by the Corporation with the relevant securities regulatory authorities in Canada since public listing, including all press releases filed on SEDAR, which at the time and in the light of the circumstances under which it was made contains or is alleged to contain a misrepresentation;

(b)

the omission or alleged omission to state in any certificate of the Corporation or of any officers of the Corporation delivered hereunder or pursuant hereto any material fact required to be stated therein where such omission or alleged omission constitutes or is alleged to constitute a misrepresentation;

(c)

any order made or any inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority, stock exchange or by any other competent authority based upon any failure or alleged failure to comply with applicable securities laws (other than any failure or alleged failure to comply by the Underwriters) preventing and restricting the trading in or the sale of the Common Shares or any other securities of the Corporation in the provinces of Canada;

(d)

the non-compliance or alleged non-compliance by the Corporation with any requirement of applicable securities laws, including the Corporation’s non-compliance with any statutory requirement to make any document available for inspection; or

(e)	any breach of any representation, warranty or covenant of the Corporation contained herein,

and will reimburse the Underwriters promptly upon demand for any legal or other expenses reasonably incurred by it in connection with investigating or defending any such losses (other than loss of profit), claims, damages, liabilities or actions in respect thereof, as incurred.

Notwithstanding anything to the contrary contained herein, this indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that:

(a)

the Underwriters and/or the Underwriters Personnel have been grossly negligent or have committed any wilful misconduct or fraudulent act in the course of the performance of professional services rendered to the Corporation by the Underwriters and/or the Underwriters Personnel or otherwise in connection with the matters referred to in this Agreement or have breached this Agreement; and

(b)	the expenses, losses, claims, damages or liabilities, as to which indemnification is claimed, were directly caused by the actions referred to in (a).

The Corporation shall not, without the prior written consent of the Underwriters, which consent shall not be unreasonably withheld, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action, suit or proceeding in respect of which indemnification may be sought hereunder (whether or not the Underwriters or any Underwriters’ Personnel are a party to such claim, action, suit or proceeding), unless such settlement, compromise or consent includes an unconditional release of the Underwriters and all Underwriters’ Personnel from all liability arising out of such claim, action, suit or proceeding.

Notwithstanding the foregoing, an indemnifying party shall not be liable for the settlement of any claim or action in respect of which indemnity may be sought hereunder effected without its written consent, which consent shall not be unreasonably withheld.

If any claim, action suit or proceeding shall be asserted against any person in respect of which indemnification is or might reasonably be considered to be provided, such person (the “Indemnified Party”) will notify the Corporation as soon as possible and in any event on a timely basis, of the nature of such claim and the Corporation shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim; provided, however, that the defence shall be through legal counsel acceptable to the Indemnified Party, acting reasonably, and that no settlement may be made by the Corporation or the Indemnified Party without the prior written consent of the other.

In any such claim, the Indemnified Party shall have the right to retain other counsel to act on the Indemnified Party’s behalf, provided that the reasonable fees and disbursements of such other counsel shall be paid by the Indemnified Party, unless: (i) the Corporation and the Indemnified Party mutually agree to retain such other counsel; or (ii) the named parties to any such claim (including any third or implicated party) include both the Indemnified Party on the one hand and the Corporation, on the other hand, and counsel to the Indemnified Party advises that the representation of the Corporation and the Indemnified Party by the same counsel would be inappropriate due to actual or potential conflicting interests, in which event such fees and disbursements shall be paid by the Corporation to the extent that they have been reasonably incurred.

To the extent that any Indemnified Party is not a party to this Agreement, the Underwriters shall obtain and hold the right and benefit of the indemnity provisions hereunder in trust for and on behalf of such Indemnified Party.

15.        Contribution

If for any reason (other than a determination as to gross negligence, fraud or willful misconduct referred to in Section 14) the indemnity is unavailable to an Indemnified Party or is insufficient to hold an Indemnified Party harmless in respect of any claim, the indemnifying party shall contribute to the losses paid or payable by such Indemnified Party as a result of such claim in such proportion as is appropriate to reflect not only the relative benefits received by the indemnifying party on the one hand and the Indemnified Party on the other hand but also the relative fault of the indemnifying party and the Indemnified Party as well as any relevant equitable considerations; provided that the indemnifying party shall in any event contribute to the losses paid or payable by an Indemnified Party as a result of such claim, the amount (if any) equal to: (i) such amount paid or payable, minus (ii) the amount of the fees received by the Indemnified Party, if any, under this Agreement.

16.        Underwriters’ Obligations

The Underwriters’ obligations under this Agreement shall be several and not joint, and the Underwriters’ respective obligations and rights and benefits hereunder shall be as to the following percentages (“Relevant Proportions”):

Cormark Securities Inc.	60%
Jacob Securities Inc.	20%
Paradigm Capital Inc.	20%

If any Underwriter (a “Refusing Underwriter”) shall not complete the purchase and sale of the Special Warrants which such Underwriter has agreed to purchase hereunder for any reason whatsoever, the other Underwriters (the “Continuing Underwriters”) shall be entitled, at their option, to purchase all but not less than all of the Special Warrants which would otherwise have been purchased by such Refusing Underwriter. If the Continuing Underwriters do not elect to purchase the balance of the Special Warrants pursuant to the foregoing:

(a)	the Continuing Underwriters shall not be obliged to purchase any of the Special Warrants that any Refusing Underwriter is obligated to purchase; and

(b)	the Corporation shall not be obliged to sell less than all of the Special Warrants,

and the Corporation shall be entitled to terminate its obligations under this Agreement arising from its acceptance of this offer, in which event there shall be no further liability on the part of the Corporation or the Continuing Underwriters, except pursuant to the provisions of Sections 13, 14 and 15. Nothing in this Agreement shall oblige any U.S. affiliate to purchase any Special Warrants. Notwithstanding the foregoing, the Refusing Underwriters shall not be entitled to the benefit of the provisions of Sections 13, 14 and 15 following such termination.

17.        Notice

Any notice or other communication to be given by delivery or by facsimile hereunder shall, in the case of notice to the Corporation, be addressed:

(a)

to the Corporation at the address appearing on page 1 of this Agreement, Attention: Scott Worthington, Chief Financial Officer, Fax No. (905) 282-9966, with a copy (for information purposes only and not constituting notice) to its counsel:

Meretsky Law Firm
Standard Life Centre
121 King Street West, Suite 2150
Toronto, Ontario M5H 3T9

Attention:        Jason D. Meretsky
Fax:                   (416) 943-0811

(b)	in the case of notice to the Underwriters:

Cormark Securities Inc.
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2800
Toronto, Ontario M5J 2J2

Attention:        Jeff Kennedy
Fax:                    (416) 943-6499

Jacob Securities Inc.
Commerce Court West
199 Bay Street, Suite 2901
Toronto, Ontario M5L 1G1

Attention:        Sasha Jacob
Fax:                    (416) 866-8333

Paradigm Capital Inc.
95 Wellington Street West, Suite 2101
Toronto, Ontario M5J 2N7

Attention:        Barry Richards
Fax:                    (416) 361-6050

with a copy (for information purposes only and not constituting notice) to:

Baker & McKenzie LLP
Brookfield Place
180 Bay Street, Suite 2100
Toronto, Ontario M5J 2T3

Attention:        Corey MacKinnon
Fax:                    (416) 863-6275

and if so given, shall be deemed to have been given and received upon receipt by the addressee or a responsible officer of the addressee if delivered, or one hour after being faxed and receipt confirmed during normal business hours, as the case may be. Any party may, at any time, give notice in writing to the others in the manner provided for above of any change of address or facsimile number.

18.        Public Announcements

If the Underwriters so request, the Corporation shall include a reference to the Underwriters and their role in the Offering in any press release or other public communication issued by the Corporation related to the Offering. The Corporation shall provide the Underwriters with a reasonable opportunity to review a draft of any proposed announcement and an opportunity to provide comments thereon. Provided the Offering is completed and the Underwriters are not in breach of any material provision of this Agreement, the Underwriters shall be permitted to publish, at their own expense, such advertisements or announcements relating to the services provided in respect of the Offering in such newspapers or other publications as the Underwriters consider appropriate.

19       . Time of the Essence

Time shall be of the essence of this Agreement and every part hereof.

20.        Further Assurances

Each of the parties hereto shall cause to be done all such acts and things or execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purposes of carrying out the provisions and intent of this Agreement.

21.        Assignment

Except as contemplated herein, no party hereto may assign this Agreement or any part hereof without the prior written consent of the other parties hereto. Subject to the foregoing, this Agreement shall enure to the benefit of, and shall be binding upon, the Corporation and the Underwriters and each of their respective successors and legal representatives, and nothing expressed or mentioned in this Agreement is intended or shall be construed to give any other person any legal or equitable right, remedy or claim under or in respect of this Agreement, or any provisions contained in this Agreement, this Agreement and all conditions and provisions of this Agreement being intended to be and being for the sole and exclusive benefit of such persons and for the benefit of no other person except that the covenants and indemnities of the Corporation set out under the heading “Indemnity” shall also be for the benefit of the Underwriters’ Personnel.

22.        Counterpart Provision

This Agreement may be executed in any number of counterparts, each of which when delivered shall be deemed to be an original and all of which together shall constitute one and the same document.

23.        Entire Agreement

The provisions herein contained constitute the entire agreement between the parties relating to the Offering and supersede all previous communications, representations, understandings and agreements between the parties including, but not limited to, the Letter Agreement, with respect to the subject matter hereof whether verbal or written.

24.        Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the province of Ontario and the federal laws of Canada applicable therein.

25.        Survival of Warranties, Representations, Covenants and Agreements

All warranties, representations, covenants, indemnities and agreements of the Corporation and the Underwriters herein contained or contained in documents submitted or required to be submitted pursuant to this Agreement shall survive the purchase by the Purchasers of the Special Warrants and shall continue in full force and effect for the benefit of the Underwriters and/or the Corporation for a period of two years from the Closing Date.

26.        Language

The parties hereto confirm their express wish that this Agreement and all documents and agreements directly or indirectly relating thereto be drawn up in the English language.

Les parties reconnaissent leur volonté express que la présente convention ainsi que tous les documents et contrats s’y rattachant directement ou indirectement soient rédigés en anglais.

27.        Facsimile

The Corporation and the Underwriters shall be entitled to rely on delivery by facsimile or portable document format of an executed copy of this Agreement and acceptance by the Corporation and the Underwriters of that delivery shall be legally effective to create a valid and binding agreement between the Corporation and the Underwriters in accordance with the terms of this Agreement.

28.        vAcceptance

If this Agreement accurately reflects the terms of the transaction which we are to enter into and if such terms are agreed to by the Corporation, please communicate acceptance by executing where indicated below and returning a signed copy of this Agreement to the Underwriters.

[signature page follows]

Yours very truly,

CORMARK SECURITIES INC.

Per:	(signed)"Jeffrey Kennedy"
Authorized Signing Officer

JACOB SECURITIES INC.

Per:	(signed)"Sasha Jacob"
Authorized Signing Officer

PARADIGM CAPITAL INC.

Per:	(signed)"Barry Richards"
Authorized Signing Officer

The foregoing accurately reflects the terms of the transaction which we are to enter into and such terms are agreed to with effect as of the date provided at the top of the first page of this Agreement.

SPHERE 3D CORPORATION

Per:	(signed)"Scott Worthington"
Authorized Signing Officer

SCHEDULE “A”

UNITED STATES OFFERS AND SALES

            As used in this Schedule “A”, capitalized terms used herein and not defined herein shall have the meaning ascribed thereto in the Agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

(a)	“Accredited Investor” means an institutional accredited investor that satisfies one or more of the criteria set forth in Rule 501(a)(1), (2), (3) or (7) of Regulation D;

(b)

“Directed Selling Efforts” means directed selling efforts as that term is defined in Rule 902(c) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Special Warrants and includes the placement of any advertisement in a publication “with a general circulation in the United States”, as such phrase is defined in Rule 902(c) of Regulation S, that refers to the offering of the Special Warrants;

(c)

“Foreign Issuer” shall have the meaning ascribed thereto in Rule 902(e) Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule “A”, it means any issuer which is: (a) the government of any country other than the United States, of any political subdivision thereof or a national of any country other than the United States; or (b) a corporation or other organization incorporated under the laws of any country other than the United States, except an issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter: (1) more than 50% of the outstanding voting securities of such issuer are held of record either directly or through voting trust certificates or depositary receipts by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents; (ii) more than 50% of the assets of the issuer are located in the United States; or (iii) the business of the issuer is administered principally in the United States;

(d)

“General Solicitation” or “General Advertising” means “general solicitation” or “general advertising”, respectively, as used in Rule 502(c) of Regulation D, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the internet, or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising or in other any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act;

(e)	“SEC” means the U.S. Securities and Exchange Commission;

(f)	“Securities” means special warrants of the Corporation comprised of one Common Share and one-half of one Warrant;

(g)	“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Rule 902(j) of Regulation S; and

(h)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

Representations, Warranties and Covenants of the Underwriters

Each of the Underwriters acknowledges that none of the Securities and the Warrant Shares have been nor will be registered under the U.S. Securities Act or any applicable state securities laws and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act or any applicable state securities laws. Accordingly, each of the Underwriters represents, warrants and covenants to the Corporation on its own behalf and on behalf of their respective U.S. broker dealer affiliate as of the date of the Agreement and as of the Closing Date that:

1.

It has not offered or sold, and will not offer or sell, any Securities except (a) outside the United States in an offshore transaction in accordance with Rule 903 of Regulation S or (b) within the United States as provided in paragraphs 2 through 12 below. Accordingly, neither the Underwriters, their respective affiliates nor any persons acting on their behalf, has made or will make (except as permitted in paragraphs 2 through 12 below) (i) any offer to sell or any solicitation of an offer to buy, any Securities to, or for the benefit or account of, any person in the United States or a U.S. Person, (ii) any sale of Securities to any Purchaser unless, at the time the buy order was or will have been originated, the Purchaser was outside the United States and not a U.S. Person, or the Underwriters, affiliate or person acting on behalf of either reasonably believed that such Purchaser was outside the United States and not a U.S. Person, or (iii) any Directed Selling Efforts with respect to the Securities.

2.

It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Securities, except with its affiliates, any selling group members or with the prior written consent of the Corporation. It shall require each such affiliate and selling group member to agree, for the benefit of the Corporation, to comply with, and shall use its commercially reasonable best efforts to ensure that each selling group member complies with, the same provisions of this Schedule as apply to the Underwriters as if such provisions applied to such affiliate or selling group member.

3.

All offers and sales of Securities in the United States or for the account or benefit of a person in the United States or a U.S. Person shall be made on behalf of the Underwriters by affiliates of the Underwriters that are duly registered with the SEC as broker-dealers pursuant to Section 15(b) of the U.S. Exchange Act and under the securities laws of each state in which such offers and sales were or are made (unless exempted from the respective state’s broker-dealer registration requirements) and are members in good standing of the Financial Industry Regulatory Authority, Inc. (the “U.S. Affiliates”).

4.

Offers and sales of Securities in the United States or for the account or benefit of a person in the United States or a U.S. Person shall not be made (i) by any form of General Solicitation or General Advertising or (ii) in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

5.

Any offer or solicitation of an offer to buy Securities that has been made or will be made in the United States or for the account or benefit of a person in the United States or a U.S. Person was or will be made only to Accredited Investors by the Underwriters through the U.S. Affiliates, and in transactions that are exempt from registration under the U.S. Securities Act and applicable state securities laws or regulations.

6.

The Underwriters acting through the U.S. Affiliates may offer the Securities in the United States or for the account or benefit of a person in the United States or a U.S. Person only to offerees with respect to which the Underwriters or the U.S. Affiliates have a pre-existing relationship and, immediately prior to soliciting offerees, have reasonable grounds to believe, and do believe, are Accredited Investors.

7.

At least one Business Day prior to the Time of Closing, the Underwriters will provide the Corporation with a list of all United States Purchasers or who are purchasing for the account or benefit of a person in the United States or a U.S. Person.

8.

The Underwriters will inform, and cause the U.S. Affiliates to inform, all United States Purchasers or for the account or benefit of a person in the United States or a U.S. Person that the Securities have not been and will not be registered under the U.S. Securities Act or applicable state securities laws and are being sold to them pursuant to a transaction exempt from registration under the U.S. Securities Act or applicable state securities laws.

9.

The Underwriters agree that at the Time of Closing, each of them, together with their respective U. S. Affiliates, if applicable, will provide a certificate, substantially in the form of Annex I to this Schedule “A”, relating to the manner of the offer of the Securities in the United States or for the account or benefit of a person in the United States.

10.

Prior to any sale of Securities in the United States or for the account or benefit of a person in the United States or a U.S. Person, each United States Purchaser will execute a United States Subscribers Representation Letter attached to the Subscription Agreement with respect to its purchase of the Securities.

11.

Neither the Underwriters, their respective affiliates, nor any person acting on their behalf (other than the Corporation, its affiliates and any person acting on their behalf as to which no representation is made) has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Securities Act in connection with the offer and sale of the Securities.

12.

With respect to Securities to be offered and sold hereunder in reliance on Rule 506(b) under the U. S. Securities Act (“Regulation D Securities”), neither the Underwriters, nor their respective U. S. Affiliates, nor any of their respective general partners or managing members, nor any director or executive officer of any of the foregoing, nor any other officer of any of the foregoing participating in the offering of the Regulation D Securities, is subject to any of the “Bad Actor” disqualifications provisions described in Rule 506(d) under the U.S. Securities Act (a “Disqualification Event”). Neither the Underwriters, nor their respective U.S. Affiliates have paid or will pay, nor are they aware of any other person that has paid or will pay, directly or indirectly, any remuneration to any person (other than the Underwriters and their respective U.S. Affiliates) for solicitation of purchasers of Regulation D Securities.

Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants, covenants and agrees that as of the date of the Agreement and as of the Closing Date that:

1.

The Corporation is a Foreign Issuer with no Substantial U.S. Market Interest in the Common Shares or the Securities and is not required to be registered as an “investment company” under the United States Investment Company Act of 1940, as amended.

2.

Neither the Corporation nor any of its predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

3.

Except with respect to sales to Accredited Investors hereunder in reliance upon an exemption from registration under the U.S. Securities Act provided by Rule 506(b) of Regulation D, neither the Corporation nor any of its affiliates, nor any person acting on its or their behalf (other than the Underwriters, their affiliates and any person acting on their behalf, as to whom no representation, warranty, covenant or agreement is made), has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Securities to a person in the United States; or (B) any sale of Securities unless, at the time the buy order was or will have been originated, the Purchaser is (i) outside the United States, or (ii) the Corporation and any person acting on its behalf (other than the Underwriters, their affiliates and any person acting on their behalf, as to whom no representation is made) reasonably believe that the Purchaser is outside the United States.

4.

Neither it nor any of its affiliates, nor any person acting on its or their behalf (other than the Underwriters, their affiliates and any person acting on their behalf, as to whom no representation, warranty, covenant or agreement is made), has made or will make any Directed Selling Efforts, or has taken or will take any action that would cause the exclusion afforded by Rule 903 of Regulation S to be unavailable for offers and sales of the Securities pursuant to this Agreement.

5.

None of the Corporation, any of its affiliates or any person acting on its or their behalf (other than the Underwriters, their affiliates and any person acting on their behalf, as to whom no representation, warranty, covenant or agreement is made) have (i) engaged or will engage in any form of General Solicitation or General Advertising with respect to offers or sales of the Securities in the United States, or (ii) undertaken any activity in a manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

6.

Since the date that is six months prior to start of the offering of the Securities: (i) it has not sold, offered for sale or solicited any offer to buy, and it will not sell, offer for sale or solicit any offer to buy, any of its securities in a manner that would be integrated with the offer and sale of the Securities and would cause the exemption from registration set forth in Rule 506(b) of Regulation D to become unavailable with respect to the offer and sale of the Securities; and (ii) neither it nor any person acting on its behalf has engaged or will engage in any general solicitation or general advertising (within the meaning of Rule 502(c) of Regulation D) in connection with any offer or sale of its securities in reliance upon Rule 506(c) of Regulation D or otherwise in a manner that would be integrated with the offer and sale of the Securities and would cause the exemption from registration set forth in Rule 506(b) of Regulation D to become unavailable with respect to the offer and sale of the Securities.

7.

The Corporation will, within prescribed time periods, prepare and file any forms or notices required under the U.S. Securities Act or applicable blue sky laws in connection with the offer and sale of the Securities.

8.

With respect to Regulation D Securities, none of the Corporation, any of its predecessors, any affiliated issuer of the Corporation, any director or executive officer of the Corporation, any other officer of the Corporation participating in the offering of the Regulation D Securities, any beneficial owner of 20% or more of the Corporation’s outstanding voting equity securities, calculated on the basis of voting power, or any promoter connected with the Corporation in any capacity at the time of sale of the Regulation D Securities is subject to any Disqualification Event. The Corporation has not paid and will not pay, nor is it aware of any other person that has paid or will pay, directly or indirectly, any remuneration to any person (other than the Underwriters and their respective U.S. Affiliates) for solicitation of purchasers of Regulation D Securities.

9.

None of the Corporation, any of its affiliates or any person acting on any of their behalf (other than the Underwriters, their respective affiliates, or any person acting on any of their behalf, in respect of which no representation, warranty, covenant or agreement is made) has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Securities.

ANNEX I TO SCHEDULE “A”

UNDERWRITER’S CERTIFICATE

            In connection with the private placement in the United States of the special warrants (the “Special Warrants”) of Sphere 3D Corporation (the “Corporation”) pursuant to the underwriting agreement dated June 5, 2014 between the Corporation, Cormark Securities Inc., Jacob Securities Inc. and Paradigm Capital Inc. (the “Underwriting Agreement”), the undersigned do hereby certify as follows:

(i)

[U.S. broker-dealer affiliate] is duly registered: (i) as a broker or dealer with the SEC; (ii) under the securities laws of each state in which offers and sales of Securities were made (unless exempted from the respective state’s broker-dealer registration requirements); and (iii) with the Financial Industry Regulatory Authority, Inc. (“FINRA”) and is a member of, and in good standing with FINRA on the date hereof;

(ii)

immediately prior to offering Special Warrants to offerees in the United States or for the account or benefit of a person in the United States or a U.S. Person, we had reasonable grounds to believe and did believe that each such offeree was an Accredited Investor under the U.S. Securities Act and, on the date hereof, we continue to believe that each such offeree purchasing Special Warrants through us is an Accredited Investor;

(iii)

no form of General Solicitation or General Advertising was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the internet or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by General Solicitation or General Advertising, in connection with the offer or sale of the Special Warrants in the United States or for the account or benefit of a person in the United States or a U.S. Person;

(iv)	we did not make any Directed Selling Efforts in the United States with respect to the Common Shares, Warrants and Warrant Shares;

(v)

all offers and sales of Special Warrants in the United States or for the account or benefit of a person in the United States or a U.S. Person have been effected in accordance with all applicable U.S. state and federal laws governing the registration and conduct of brokers and dealers;

(vi)	no written material was used in connection with the offer or sale of the Special Warrants in the United States or for the account or benefit of a person in the United States or a U.S. Person;

(vii)

the offering of the Special Warrants in the United States or for the account or benefit of a person in the United States or a U.S. Person has been conducted by us in accordance with the Underwriting Agreement including Schedule “A” thereto; and

(viii)

prior to any sale of Special Warrants in the United States or for the account or benefit of a person in the United States or a U.S. Person, we caused each United States Purchaser to execute a Subscription Agreement (including a United States Subscribers Representation Letter) in the form agreed between the Corporation and the Underwriters.

            Terms used in this certificate have the meanings given to them in the Underwriting Agreement, including Schedule “A” thereto, unless defined herein.

            DATED this ______day of June, 2014.

[UNDERWRITER]	[U.S. BROKER-DEALER AFFILIATE]

By:		By:
	Authorized Signing Officer		Authorized Signing Officer

SCHEDULE “B”

LIST OF CONVERTIBLE SECURITIES

Options and Warrants

Security	Expiry Date	Exercise Price $	Number of Common Shares Issuable
Options	March 4, 2018	0.85	100,000
Options	July 3, 2018	0.65	125,000
Options	January 16, 2022	0.70	100,000
Options	January 16, 2022	0.85	540,000
Options	September 19, 2022	0.85	300,000
Options	April 16, 2023	0.85	75,000
Options	July 2, 2023	0.65	850,000
Options	August 29, 2023	2.50	100,000
Options	September 15, 2023	2.68	445,000
Options	October 31, 2023	4.28	50,000
Options	February 4, 2024	6.70	50,000
Options	April 17, 2024	8.10	150,000
Options	April 22, 2024	8.60	25,000

Total Number of Options			2,910,000

Warrants	December 26, 2014	1.00	937,536
Warrants	November 11, 2015	4.50	546,250

Total Number of Warrants			1,483,786

Convertible Debentures

Common Shares issuable in respect of the Cyrus Debenture disclosed on Schedule “C”.

SCHEDULE “C”

DISCLOSURE STATEMENT

Section 6(b)

Mario Biasini, the President and a director of the Corporation, and John Morelli, a founder of the Corporation, entered into a Conversion of Debt Agreement effective as of February 1, 2012 whereby Mr. Morelli conveyed 571,429 Common Shares (the “Subject Shares”) to Mr. Biasini as satisfaction in full of a loan in the principal amount of $400,000. Concurrently, the parties entered into an Option and Put Agreement effective as of February 1, 2012 (the “Option and Put Agreement”) whereby Mr. Biasini granted Mr. Morelli a call option to acquire the Subject Shares and Mr. Biasini received a put option requiring Mr. Morelli to purchase the Subject Shares, upon and subject to the terms set out in the Option and Put Agreement. Pursuant to a Voting Trust Agreement dated February 1, 2012, Mr. Biasini appointed Mr. Morelli as the voting trustee with respect to the Subject Shares.

The Corporation entered into an Board Nomination Right Agreement dated July 15, 2013 (the “Board Nomination Right Agreement”) with Eric Kelly, the Chairman of the Board, which gives him the right to appoint one nominee to the Board, provided Mr. Kelly or persons affiliated with Mr. Kelly own (or have a right to acquire) 1,850,000 or more of the outstanding Common Shares. The Board Nomination Right Agreement further provides that Mr. Kelly shall serve in such capacity, unless he is unable to do so.

Certain shareholders holding 6,815,000 Common Shares or approximately 42% of the voting shares of the Corporation have entered into a Voting Agreements dated July 15, 2013 (the “Kelly Voting Agreements”) whereby such shareholders have agreed to vote these Common Shares in favour of the election to the Board of Mr. Kelly’s nominee at any meeting of shareholders of the Corporation at which directors are to be elected. The Kelly Voting Agreements shall terminate if Mr. Kelly or persons affiliated with Mr. Kelly own (or have a right to acquire) less than 1,850,000 of the outstanding Common Shares.

Certain directors and officers (excluding Eric Kelly) holding 4,205,000 Common Shares or approximately 18% of the voting shares of the Corporation have entered into a Voting Agreement and Irrevocable Proxy dated May 15, 2014 (the “Overland Voting Agreements”) whereby such shareholders have agreed to vote these Common Shares in favour of the merger transaction (the “Merger”) whereby S3D Acquisition Company (“S3D”), a California corporation and wholly owned subsidiary of the Company will merge with and into Overland Storage, Inc. (“Overland”), and Overland will survive the Merger and become a wholly owned subsidiary of the Corporation, pursuant to an Agreement and Plan of Merger dated May 15, 2014 (the “Merger Agreement”). The Voting Agreements shall terminate on the earliest to occur of (i) the date and time at which the Merger becomes effective as set forth in the Merger Agreement, (B) the date and time of the valid termination of the Merger Agreement in accordance with its terms, (C) the shareholder becomes aware that the Corporation has committed fraud or made a fraudulent or negligent misrepresentation in the Merger Agreement for the purposes of inducing the shareholder to enter into the Overland Voting Agreement (D) such date and time designated by the Corporation in a written notice to the shareholder, (E) the Corporation determines, acting reasonably and relying on advise of its legal counsel, that no shareholder approval is required by the Corporation in connection with the approval of the consummation of the transactions set forth in the Merger Agreement, (F) to the extent shareholder approval is required by the Corporation in connection with the consummation of the transactions set forth in the Merger Agreement, the date upon which such shareholder approval of the Corporation is so obtained; (G) the written agreement of the parties hereto to terminate this Agreement, or (H) January 31, 2015.

Copies of the Board Nomination Right Agreement, the Kelly Voting Agreements and the Overland Voting Agreements have been made available to the Underwriters and their counsel, and have been filed on SEDAR.

Section 6(c)

On March 21, 2014, the Corporation entered into a convertible secured debenture of the Corporation in the principal amount of USD$5,000,000 (the “Cyrus Debenture”) with FBC Holdings S.A.R.L., a wholly-owned subsidiary of Cyrus Capital Partners L.P. (collectively, “Cyrus”). The Cyrus Debenture has a four year term maturing on March 21, 2018, bears interest at 8% per annum, to be paid semi-annually in cash or shares at the option of the Corporation. The Cyrus Debenture is convertible at any time into common shares in the capital of the Corporation (the “Conversion Right”) at a price of USD$7.50 (the “Conversion Price”). The Corporation shall have the right to force the conversion of the Cyrus Debenture if the trading price of the common shares for 10 successive days in which the shares actually trade on the Exchange or other principal exchange, exceeds 150% of the Conversion Price. In addition, the Corporation shall have the right to repay in full the outstanding balance owing under the Cyrus Debenture at any time during the first 12 months of the term for an amount equal 120% of the balance then outstanding and at any time during the second year of the term for an amount equal 125% of the balance then outstanding. The Corporation and each subsidiary has granted a first ranking security interest in favour of Cyrus against all of their assets, save and except that Cyrus has agreed to subordinate its security interest in favour of a loan facility to be provided to the Corporation by a bank or commercial lender not to exceed USD$3,000,000. There are no restrictions on the Corporation entering into additional unsecured indebtedness.

Section 6(p)

Common Shares will be issued upon exercise of the Conversion Right under the Cyrus Debenture. See Section 6(c) above.

On February 11, 2014, the Corporation entered into an asset purchase agreement to acquire certain technology assets (the “V3 Technology Assets”), including patents, trademarks and other intellectual property of V3 Systems, Inc. (“V3 Systems”). V3 Systems is entitled to receive an earn-out of up to a further USD$5.0 million (the “Earn-Out”) based on Sphere 3D being able to realize certain revenue milestones. At the discretion of Sphere 3D, the Earn-Out may be paid in cash or shares (up to a maximum of 1,051,414 Common Shares) to be priced at a 20-day weighted average price calculated at the time(s) the Earn-Out is realized. The Earn-Out is based on a sliding scale of revenue (subject to gross margin achievement) that Sphere 3D is able to realize on the V3 Technology Assets, subject to a maximum payment of USD$5.0 million upon earn-out revenue of USD$12.5 million.

Section 6(q)

In connection with entering into the Merger Agreement, the Corporation and S3D have been named in the following class action complaints:

(i)

Stephen Greenberg (as Plaintiff) v. Overland Storage Inc., Sphere 3D Corporation, Cyrus Capital Partners, S3D Acquisition Company, Eric Kelly, Daniel J. Bordessa, Robert A. Degan, Joseph A. De Perio, Nils Hoff, Vivekanand Mahadevan and Scott McClendon (as Defendants) as Case No. 37-2014-0001606-CU-SL-CTL filed in the Superior Court of California, County of San Diego on May 19, 2014; and

(ii)

James Hintz (as Plaintiff) v. Overland Storage Inc., Daniel J. Bordessa, Robert A. Degan, Joseph A. De Perio, Nils Hoff, Eric L. Kelly, Vivekanand Mahadevan, Scott McClendon, Sphere 3D Corp. and S3D Acquisition Company (as Defendants) as Case No. 37-2014-0001617-CU-SL- CTL filed in the Superior Court of California, County of San Diego on May 19, 2014.

(iii)

Mathew Paulson and Peter Deitenbeck (as Plaintiffs) v. Daniel J. Bordessa, Joseph A. De Perio, Robert A. Degan, Nils Hoff, Eric L. Kelly, Vivekanand Mahadevan, Scott McClendon, Sphere 3D Corporation, S3D Acquisition Company, Cyrus Capital Partners. L.P., and Overland Storage, Inc. (as Defendants) filed in the Superior Court of California, County of San Diego on May 30, 2014.

Section 6(gg)

Pursuant to a Supplier Agreement dated July 15, 2013 entered into between Overland Storage, Inc. (“Overland”) and the Corporation (the “Supply Agreement”), the Corporation agreed to pay for up to $1.5 million of cloud infrastructure equipment purchases from Overland in the form of Common Shares as follows: (i) 769,231 Common Shares at an ascribed price of $0.65, having a value of $500,000 were issued on the closing date of July 15, 2013; and (ii) that number of Common Shares as is equal to $500,000 divided by the 10 trading day average of the closing price per share of Common Shares ending three trading days prior to each of the first and second year anniversary date of the Supply Agreement, to a maximum of 769,231 Common Shares on each date having a value of $500,000.

The Corporation has entered into the Merger Agreement with Overland. Mr. Kelly, the Chairman of the Board of the Corporation, also serves as the President, Chief Executive Officer and a member of the board of directors of Overland. See Section 6(b) above.

Section 6(oo)

Pursuant to the Cyrus Debenture, the Corporation and each Subsidiary has granted a first ranking security interest in favour of Cyrus against all of their assets, save and except that Cyrus has agreed to subordinate its security interest in favour of a loan facility to be provided to the Corporation by a bank or commercial lender not to exceed USD$3,000,000. See Section 6(c) above.